98 SAN JACINTO BLVD. SUITE 1500 AUSTIN, TEXAS 78701-4078 TEL +1 512.322.2500 FAX +1 512.322.2501 BakerBotts.com	ABU DHABI AUSTIN BEIJING BRUSSELS DALLAS DUBAI HONG KONG	HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIYADH WASHINGTON

April 19, 2013

Laura Lanza Tyson

TEL +1 (512) 322-2556

FAX +1 (512) 322-8377

laura.tyson@bakerbotts.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom

Re:	Tallgrass Energy Partners, LP (the “Partnership”)

Registration Statement on Form S-1

File No. 333-187595

Ladies and Gentlemen:

This letter relates to the Partnership’s Registration Statement on Form S-1 (the “Registration Statement”), as amended through Amendment No. 2 filed on April 18, 2013. On behalf of the Partnership, we hereby submit for the Commission’s review the currently expected offering terms to be included in the Partnership’s preliminary prospectus (the “Preliminary Prospectus”) relating to the Partnership’s proposed initial public offering (the “Offering”), including the bona fide price range pursuant to Item 503(b)(3) of Regulation S-K. These pricing terms will be included in a future amendment to the Registration Statement. The provided terms are a bona fide estimate of the range of the minimum and maximum offering price and the maximum amount of securities to be offered as of April 19, 2013. Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

The Preliminary Prospectus will state that the initial offering price to the public of the Partnership’s common units (the “Common Units”) is expected to be between $21.00 and $23.00 per Common Unit, with a midpoint of $22.00 per Common Unit, based on 13,050,000 Common Units offered to the public in connection with the Offering and 24,300,000 Common Units expected to be outstanding upon completion of the Offering. As requested by the Commission, please find enclosed the relevant sections of the Registration Statement updated to reflect the price range and unit number information.

The Partnership seeks confirmation from the staff of the Division of Corporation Finance that it may launch its Offering with the price range specified herein and include such price range in a future filing of the Registration Statement.

April 19, 2013

To the extent that you have any questions regarding this letter, please do not hesitate to contact me at (512) 322-2556.

Very truly yours,

/s/ Laura L. Tyson
Laura L. Tyson

LLT:jr

Enclosures

cc:	George E. Rider, Tallgrass Energy Partners, LP

David P. Oelman, Vinson & Elkins, LLP

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted

Subject to Completion, dated April     , 2013

PROSPECTUS

Tallgrass Energy Partners, LP

13,050,000 Common Units

Representing Limited Partner Interests

This is the initial public offering of our common units representing limited partner interests. We are offering 13,050,000 common units in this offering. We currently expect that the initial public offering price will be between $21.00 and $23.00 per common unit. Prior to this offering, there has been no public market for our common units. We have been approved to list our common units on the New York Stock Exchange under the symbol “TEP,” subject to official notice of issuance.

Investing in our common units involves risks. Please read “Risk Factors” beginning on page 25.

These risks include the following:

•	We may not have sufficient cash from operations to enable us to pay the minimum quarterly distribution to holders of our common and subordinated units.

•

If we are unable to renew or replace expiring customer contracts at favorable rates or on a long-term basis, our financial condition, results of operations, cash flows and ability to make cash distributions to our unitholders will be adversely affected.

•	Our operations are subject to extensive regulation by federal, state and local regulatory authorities.

•

Our general partner and its affiliates, including Tallgrass GP Holdings, which owns our general partner and the general partner of Tallgrass Development, LP, have conflicts of interest with us and limited duties to us and our unitholders.

•	Affiliates of our general partner are not limited in their ability to compete with us and have limited obligations to offer us the opportunity to acquire additional assets or businesses.

•	You will experience immediate dilution in net tangible book value of $11.59 per common unit.

•	Our partnership agreement restricts the remedies available to holders of our common units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

•	Holders of our common units have limited voting rights and are not entitled to select our general partner or elect members of its board of directors.

•

Our tax treatment depends on our status as a partnership for federal income tax purposes. If the IRS were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, then our cash available for distribution to our unitholders would be substantially reduced.

•	You will be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

In addition, we qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act of 1933 and, as such, are allowed to provide in this prospectus more limited disclosures than an issuer that would not so qualify. Furthermore, for so long as we remain an emerging growth company, we will qualify for certain limited exceptions from investor protection laws such as the Sarbanes Oxley Act of 2002 and the Investor Protection and Securities Reform Act of 2010. Please read “Risk Factors” and “Prospectus Summary—Implications of Being an Emerging Growth Company.”

	Per Common Unit	Total
Public Offering Price	$	$
Underwriting Discount(1)	$	$
Proceeds to Tallgrass Energy Partners, LP (Before Expenses)	$	$

(1)	Excludes a structuring fee of an aggregate of 0.50% of the gross offering proceeds payable to Barclays Capital Inc. and Citigroup Global Markets Inc. Please read “Underwriting.”

To the extent that the underwriters sell more than 13,050,000 common units in this offering, the underwriters have the option to purchase up to an additional 1,957,500 common units from Tallgrass Energy Partners, LP at the initial public offering price less underwriting discounts.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units to purchasers on or about                     , 2013, through the book-entry facilities of The Depository Trust Company.

Barclays	Citigroup	BofA Merrill Lynch	Deutsche Bank Securities

Credit Suisse	Morgan Stanley	RBC Capital Markets	Wells Fargo Securities

Baird			Stifel

Prospectus dated                     , 2013

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that you should consider before investing in the common units. You should read the entire prospectus carefully, including “Risk Factors” and the historical and pro forma financial statements and the notes to those financial statements included elsewhere in this prospectus. Unless indicated otherwise, the information presented in this prospectus assumes (1) an initial public offering price of $22.00 per common unit (the midpoint of the price range set forth on the cover page of this prospectus) and (2) that the underwriters do not exercise their option to purchase additional units. We include a glossary of some of the terms used in this prospectus as Appendix B. References in this prospectus to “Tallgrass,” “we,” “our,” “us” or like terms when used in a historical context refer to the businesses and assets of Tallgrass Interstate Gas Transmission, LLC and Tallgrass Midstream, LLC, each of which Tallgrass Development, LP is contributing to Tallgrass Energy Partners, LP in connection with this offering. When used in the present tense or prospectively, those terms refer to Tallgrass Energy Partners, LP and its subsidiaries. References to our “general partner” are to Tallgrass MLP GP, LLC, a Delaware limited liability company and our general partner. References to “Kelso” are to Kelso & Company and its affiliated investment funds and other entities under its control, and references to “EMG” are to The Energy & Minerals Group, its affiliated investment funds and other entities under its control. References to “Tallgrass GP Holdings” are to Tallgrass GP Holdings, LLC, a Delaware limited liability company owned by Kelso, EMG and certain members of our management team. Tallgrass GP Holdings is the sole owner of both our general partner and of the general partner of Tallgrass Development, LP. References in this prospectus to “Tallgrass Development” are to Tallgrass Development, LP and its subsidiaries and affiliates, other than our general partner and us. Please read “—Formation Transactions and Partnership Structure.”

Tallgrass Energy Partners, LP

Overview

We are a growth-oriented Delaware limited partnership formed by Tallgrass Development to own, operate, acquire and develop midstream energy assets in North America. We currently provide natural gas transportation and storage services for customers in the Rocky Mountain and Midwest regions of the United States through our Tallgrass Interstate Gas transportation system (referred to in this prospectus as the TIGT System) and provide processing services for customers in Wyoming through our Casper and Douglas natural gas processing and West Frenchie Draw natural gas treating facilities (collectively referred to in this prospectus as the Midstream Facilities). We intend to leverage our relationship with Tallgrass Development and utilize the significant experience of our management team to execute our growth strategy of acquiring midstream assets from Tallgrass Development and third parties, increasing utilization of our existing assets and expanding our systems through organic growth projects.

For the period from January 1, 2012 to November 12, 2012, we reported net income of approximately $51.5 million. For the period from November 13, 2012 to December 31, 2012, we incurred a net loss of approximately $1.4 million. For the year ended December 31, 2012, we generated Adjusted EBITDA of approximately $76.4 million. Adjusted EBITDA is a non-GAAP financial measure. For more information regarding Adjusted EBITDA and a reconciliation of Adjusted EBITDA to its most directly comparable GAAP measure, please read “Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measure.”

In November 2012, Tallgrass Development acquired from Kinder Morgan Energy Partners, L.P. (NYSE: KMP), or Kinder Morgan, a portfolio of midstream energy assets having an enterprise value of approximately $3.3 billion (based on the cash purchase price paid and Tallgrass Development’s proportionate share of the indebtedness of the acquired entities). Tallgrass Development will contribute the TIGT System and the

•

the Trailblazer Pipeline, an approximately 439-mile interstate pipeline with a capacity of up to 862 MMcf/d, that transports natural gas from southeastern Wyoming to interconnections with the Natural Gas Pipeline Company of America and Northern Natural Gas Company pipeline systems in Nebraska; and

•

a 50% interest in, and operation of, the Rockies Express Pipeline, or the REX Pipeline, a modern approximately 1,698-mile natural gas pipeline with a long-haul design capacity of up to 1.8 Bcf/d, that extends from Opal, Wyoming and Meeker, Colorado to Clarington, Ohio.

Tallgrass Development will also own an approximately 66% limited partner interest in us. In addition, Tallgrass Development is controlled by its general partner, Tallgrass Development GP, LLC, which is wholly-owned by Tallgrass GP Holdings, the sole owner of our general partner, which will own our 2% general partner interest and all of our incentive distribution rights, or IDRs. Upon the closing of this offering, we will enter into an omnibus agreement pursuant to which Tallgrass Development will grant us a right of first offer to acquire each of the Retained Assets. Other than these omnibus agreement provisions, Tallgrass Development is under no obligation to offer to sell us additional assets or to pursue acquisitions jointly with us, and we are under no obligation to buy the Retained Assets or any such additional assets or pursue any such joint acquisitions. However, given the significant economic interest in us held by Tallgrass Development and its affiliates following this offering, we believe Tallgrass Development will be incentivized to offer us the opportunity to acquire any additional midstream assets that it owns.

Business Strategies

Our principal business objective is to increase the quarterly cash distributions that we pay to our unitholders over time while ensuring the ongoing stability of our business. We expect to achieve this objective through the following business strategies:

•

Growing our business by pursuing accretive acquisitions from Tallgrass Development and third parties. We intend to pursue acquisitions from Tallgrass Development that we expect will be sourced both from Tallgrass Development’s existing portfolio of midstream assets and from additions to its portfolio from expansion projects or acquisitions that it undertakes in the future. In addition, we will review acquisition opportunities from third parties as they become available.

•

Capitalizing on organic expansion opportunities. We continually evaluate economically attractive, organic expansion opportunities in existing or new areas of operation that will allow us to leverage our market position and other competitive strengths. We intend to pursue high-value accretive growth projects in growing areas that will provide diversification and economies of scale.

•

Maintaining and growing stable cash flows supported by long-term, fee-based contracts. We will seek to generate the majority of our cash flows pursuant to multi-year, firm contracts with creditworthy customers. We will continue to pursue opportunities to increase the fee-based component of our contract portfolio to minimize our direct commodity price exposure through contract renewal negotiations, acquisitions or other growth projects.

•

Maintain a conservative and flexible capital structure in order to pursue acquisition and expansion opportunities and lower our overall cost of capital. We intend to target credit metrics consistent with the profile of investment grade midstream energy companies. We intend to maintain a conservative and balanced capital structure which, when combined with our stable, fee-based cash flows, will afford us efficient access to the capital markets at a competitive cost of capital.

Competitive Strengths

We believe we are well-positioned to successfully execute our business strategies because of the following competitive strengths:

•

Stable cash flows supported by attractive contract mix and customer profile. A substantial majority of our revenue is produced under long-term contracts with high-quality customers. We believe this profile, along with our contract mix, gives us the ability to maintain a stable cash flow and thereby provides operating visibility and flexibility.

•

Strategic infrastructure with close proximity to demand markets and supply sources. We believe our assets represent an important link to end-user markets in the Midwest and are well positioned to continue to capture growing natural gas volumes in the Denver-Julesburg Basin and the Niobrara and Mississippi Lime shale formations. The TIGT System primarily provides transportation and storage services to on-system customers such as LDCs and other industrial users, including ethanol plants, and irrigation and grain drying operations, which depend on the TIGT System’s interconnections to their facilities and a majority of whom pay FERC-approved recourse rates. In addition, we believe the substantial number of interconnections with other energy infrastructure assets contributes to making the TIGT System a strategic part of the flow of natural gas in the Midwest.

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Relationship with Tallgrass Development. We believe that Tallgrass Development and its affiliates, as the owners of a 66% limited partnership interest in us, a 2% general partner interest in us and all of our IDRs are motivated to promote and support the successful execution of our principal business objective and to pursue projects that directly or indirectly enhance the value of our assets through, for example, the right of first offer with respect to the Retained Assets, providing other acquisition opportunities and an executive team with significant industry and management expertise.

•

Financial flexibility to pursue expansion and acquisition opportunities. We believe our cash flows, unused borrowing capacity, and access to debt and equity capital markets will provide us financial flexibility to competitively pursue acquisition and expansion opportunities. At the consummation of this offering, we expect to have approximately $175 million of available borrowing capacity under our revolving credit facility to fund acquisitions, expansions and working capital needs.

•

Incentivized management team. Members of our management team are strongly incentivized to grow our business and cash flows through their indirect 25% interest in our general partner, which will own our 2.0% general partner interest and all of our IDRs following this offering.

Risk Factors

An investment in our common units involves risks associated with our business, our regulatory and legal matters, our limited partnership structure and the tax characteristics of our common units. The following list of risk factors is not exhaustive. You should carefully consider the risks described in “Risk Factors” and the other information in this prospectus before deciding whether to invest in our common units.

Risks Related to Our Business

•

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to pay the minimum quarterly distribution to holders of our common and subordinated units.

•

The assumptions underlying the forecast of cash available for distribution that we include in “Our Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and are subject to significant risks and uncertainties that could cause actual results to differ materially from those forecasted.

Tallgrass Development is controlled by its general partner, Tallgrass Development GP, LLC, which is wholly-owned by Tallgrass GP Holdings, the sole owner of our general partner. Tallgrass Development is led by its President and Chief Executive Officer, David G. Dehaemers, Jr., and a management team with significant midstream energy experience. Additionally, a significant portion of the Kinder Morgan employees formerly involved in the operation of the assets acquired by Tallgrass Development are now employed by Tallgrass Management, LLC, an affiliate of the general partner of Tallgrass Development, which we refer to in this prospectus as Tallgrass Management. We also share a management team with Tallgrass Development and, as a result, will have access to strong commercial relationships throughout the energy industry and a broad operational, commercial, technical, risk management and administrative infrastructure.

In exchange for the assets contributed to the Partnership by Tallgrass Development, we will (i) issue to Tallgrass Development 11,250,000 common units and 16,200,000 subordinated units, representing a 66% limited partner interest in us (62% if the underwriters exercise in full their option to purchase additional common units), (ii) assume from Tallgrass Development $400 million of indebtedness and (iii) pay to Tallgrass Development $85.5 million in cash as reimbursement for a portion of the capital expenditures made by Tallgrass Development to purchase the contributed assets. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to any exercise will be sold to the public and the net proceeds from such sale will be distributed to Tallgrass Development and any remaining common units not purchased by the underwriters pursuant to any exercise of the option will be issued to Tallgrass Development at the expiration of the option period. Our general partner will also receive its 2% general partner interest and the IDRs in exchange for the contribution of membership interests in Tallgrass MLP Operations, LLC to us.

At the closing of this offering, Tallgrass Development will own a 66% limited partner interest in us and its affiliates will own a 2% general partner interest in us and all of our IDRs. Given the significant ownership interests in us that will be retained by Tallgrass Development and its affiliates following this offering, we believe that they will be motivated to promote and support the successful execution of our business strategies, including through our potential acquisition of additional midstream assets from Tallgrass Development over time and the facilitation of accretive acquisitions from third parties, although Tallgrass Development is under no obligation to offer any assets or business opportunities to us, other than the obligation under the omnibus agreement to offer us the Retained Assets pursuant to the right of first offer, or accept any offer for its assets that we may choose to make.

At the closing of this offering, we will enter into an omnibus agreement with Tallgrass Development and our general partner that will govern our relationship with them regarding our right of first offer to acquire the Retained Assets as well as certain expense reimbursement and indemnification matters, among other things. Please read “Certain Relationships and Related Transactions—Agreements with Affiliates—Omnibus Agreement.”

Our Relationship with EMG and Kelso

EMG and Kelso collectively own 75% of Tallgrass GP Holdings, the owner of our general partner. Members of our management team own the remaining 25% interest in Tallgrass GP Holdings. EMG and Kelso acquired membership interests in Tallgrass Development GP as well as limited partner interests in Tallgrass Development in August 2012 in order to fund a portion of the cash purchase price paid by Tallgrass Development in connection with the acquisition of assets from Kinder Morgan. In connection with the closing of this offering, the members of Tallgrass Development GP formed Tallgrass GP Holdings to act as a holding company for Tallgrass Development GP and our general partner and will contribute their membership interests in Tallgrass Development GP to Tallgrass GP Holdings in exchange for identical membership interest percentages in Tallgrass GP Holdings.

EMG is the management company for a series of specialized private equity funds. EMG focuses on investing across various facets of the global natural resource industry including the upstream and midstream segments of the energy complex. EMG has approximately $6.2 billion of total investor commitments (including co-investments) with in excess of $3.1 billion deployed across the energy sector since inception.

Kelso is one of the oldest and most established firms specializing in private equity. Since 1980, Kelso has invested in over 115 companies in a broad range of industry sectors, including over $2.0 billion of equity invested in energy-related companies.

Management of Tallgrass Energy Partners, LP

We are managed and operated by the board of directors and executive officers of our general partner. Tallgrass GP Holdings is the sole owner of our general partner and has the right to appoint the entire board of directors of our general partner, including our independent directors. Unlike shareholders in a publicly traded corporation, our unitholders will not be entitled to select our general partner or elect the members of the board of directors of our general partner. All of the executive officers and a majority of the directors of our general partner are also officers and/or directors of Tallgrass GP Holdings. For information about the executive officers and directors of our general partner, please read “Management.” Upon completion of this offering, our general partner will have seven directors. Under the listing requirements of the New York Stock Exchange, or NYSE, the board of directors of our general partner will be required to have an audit committee consisting of at least three independent directors meeting the NYSE’s independence standards within one year following the completion of this offering. At least one of our independent directors will be appointed prior to the date our common units are listed for trading on the NYSE.

In order to maintain operational flexibility, our operations are conducted through, and our operating assets are owned by wholly-owned operating subsidiaries. However, neither we nor any of our wholly-owned operating subsidiaries have any employees. Although all of the employees that conduct our business are employed by Tallgrass Management, we sometimes refer to these individuals in this prospectus as our employees.

Neither our general partner nor Tallgrass Development’s general partner and its affiliates will receive any management fee or other compensation in connection with the management of our business, but we will reimburse our general partner for all expenses it incurs and payments it makes on our behalf pursuant to our partnership agreement. In addition, we will reimburse Tallgrass Development’s general partner and its affiliates for all expenses they incur and payments they make on our behalf pursuant to the omnibus agreement, including the costs of employee and director compensation and benefits as well as the cost of the provision of certain corporate, general and administrative services in each case to the extent properly allocable to us. Our partnership agreement provides that our general partner will determine in good faith which expenses are appropriately allocable to us. These expenses will vary with the size and scale of our operations, among other factors. We currently anticipate that reimbursable expenses will be approximately $46.8 million for the twelve months ended June 30, 2014 based on our current operations. Neither our partnership agreement nor our omnibus agreement limits the amount of expenses for which our general partner and its affiliates may be reimbursed. All reimbursements to our general partner and Tallgrass Development’s general partner and its affiliates will be made prior to cash distributions to our common unitholders. Our general partner is liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made specifically nonrecourse to it. Whenever economically practical, our general partner intends to cause us to incur indebtedness or other obligations that are nonrecourse to it.

Following the closing of this offering, our general partner will own 826,531 general partner units representing a 2.0% general partner interest in us, which will entitle it to receive 2.0% of all the distributions we make. Our general partner will also own all of our IDRs, which will entitle it to increasing percentages, up to a maximum of 48.0%, of the cash we distribute in excess of $0.3048 per unit per quarter after the closing of our initial public offering. Please read “Certain Relationships and Related Transactions.”

Formation Transactions and Partnership Structure

At or prior to the closing of this offering, the following transactions, which we refer to as the formation transactions, will occur:

•	Tallgrass Development will contribute 100% of the membership interests in each of Tallgrass Interstate Gas Transmission, LLC and Tallgrass Midstream, LLC to us;

•

we will (i) issue to Tallgrass Development 11,250,000 common units and 16,200,000 subordinated units, representing a 66% limited partner interest in us (62% if the underwriters exercise in full their option to purchase additional common units), (ii) assume from Tallgrass Development $400 million of indebtedness and (iii) pay to Tallgrass Development $85.5 million in cash as reimbursement for a portion of the capital expenditures made by Tallgrass Development to purchase the contributed assets;

•	we will issue to our general partner 826,531 general partner units, representing its initial 2.0% general partner interest in us, and all of our IDRs;

•

we will issue 13,050,000 common units to the public in this offering, representing a 32% limited partner interest in us (36% if the underwriters exercise in full their option to purchase additional common units), and will use the proceeds of this offering to pay expenses associated with this offering and to retire approximately $264.4 million of the debt assumed from Tallgrass Development;

•

we will enter into a new $400 million revolving credit facility, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—New Credit Facility,” and will borrow approximately $225 million, the proceeds of which will be used to repay the remaining approximately $135.6 million of debt assumed from Tallgrass Development, to pay origination fees related to our new revolving credit facility and to pay $85.5 million to Tallgrass Development as reimbursement for a portion of the capital expenditures made by Tallgrass Development to purchase the contributed assets, which Tallgrass Development acquired together with the Retained Assets for $1.8 billion; and

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we will enter into an omnibus agreement with Tallgrass Development, its general partner and our general partner, which will address, among other things, our right of first offer to acquire the Retained Assets from Tallgrass Development, the provision of and the reimbursement for general and administrative and operating services and indemnification of certain items by Tallgrass Development.

The number of common units to be issued to Tallgrass Development includes 1,957,500 common units that will be issued at the expiration of the underwriters’ option to purchase additional common units, assuming that the underwriters do not exercise their option. Any exercise of the underwriters’ option to purchase additional units would reduce the common units shown as issued to Tallgrass Development by the number to be purchased by the underwriters in connection with such exercise. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to any exercise will be sold to the public and the net proceeds from such sale will be distributed to Tallgrass Development and any remaining common units not purchased by the underwriters pursuant to any exercise of the option will be issued to Tallgrass Development at the expiration of the option period.

Ownership of Tallgrass Energy Partners, LP

The following diagram depicts our simplified organizational and ownership structure after giving effect to the formation transactions and this offering.

Public Common Units(1)	31.6%
Tallgrass Development
Common Units(1)	27.2%
Subordinated Units	39.2%
General Partner Units	2.0%

Total	100.0%

(1)	Assumes no exercise of the underwriters’ option to purchase additional common units. Please read “—Formation Transactions and Partnership Structure” for a description of the impact of an exercise of the option on the common unit ownership percentages.

(1)	Tallgrass Holdings, LLC, an affiliate of EMG, owns approximately 38%. KIA VIII (Rubicon), L.P. and KEP VI AIV (Rubicon), LLC, affiliates of Kelso, own approximately 37%. Tallgrass KC, LLC, an entity owned by members of management, owns approximately 25%. Certain other investors own a de minimis percentage.
(2)	Tallgrass Holdings, LLC, an affiliate of EMG, owns approximately 39%. KIA VIII (Rubicon), L.P. and KEP VI AIV (Rubicon), LLC, affiliates of Kelso, own approximately 49%. MTP Energy KMAA LLC, an entity affiliated with Magnetar Capital, owns approximately 10%. A trust owned and controlled by our chief executive officer, David G. Dehaemers, Jr., owns approximately 2%. Certain other investors own a de minimis percentage.

The Offering

Common units offered to the public	13,050,000 common units, or 15,007,500 common units if the underwriters exercise their option to purchase additional common units in full.

Units outstanding after this offering	24,300,000 common units and 16,200,000 subordinated units, representing a 59% and 39% limited partner interest in us, respectively. If the underwriters do not exercise their option to purchase additional common units, we will issue an additional 1,957,500 common units to Tallgrass Development at the expiration of the option for no additional consideration. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to any exercise will be sold to the public and the net proceeds will be distributed to Tallgrass Development, and any remaining common units not purchased by the underwriters pursuant to any exercise of the option will be issued to Tallgrass Development at the expiration of the option period. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Our general partner will own 826,531 general partner units, representing a 2.0% general partner interest in us.

Use of proceeds	We intend to use the estimated net proceeds of approximately $264.4 million from this offering (assuming an initial public offering price of $22.00 per common unit, the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts, the structuring fee and offering expenses payable by us of approximately $22.7 million, to retire approximately $264.4 million of the indebtedness assumed from Tallgrass Development.

At the closing of this offering, we intend to enter into a new $400 million revolving credit facility, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—New Credit Facility,” and to borrow approximately $225 million, the proceeds of which will be used to:

•	retire the remaining approximately $135.6 million of indebtedness assumed from Tallgrass Development;

•	pay approximately $3.9 million in revolving credit facility origination fees; and

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pay $85.5 million to Tallgrass Development as reimbursement for a portion of the capital expenditures made by Tallgrass Development to purchase the contributed assets, which Tallgrass Development acquired together with the Retained Assets for $1.8 billion.

The indebtedness assumed from Tallgrass Development was used by Tallgrass Development to acquire certain assets from Kinder Morgan, including the assets being contributed to us in connection with this offering, in November 2012. Please read “Prospectus Summary—Our Relationship with Tallgrass Development.” Certain of the underwriters are lenders under the senior secured term loan under which the debt assumed from Tallgrass Development was initially borrowed and, in that respect, will indirectly receive a portion of the net proceeds from this offering. Please read “Underwriting.”

If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds will be approximately $40.4 million. The net proceeds from any exercise of such option will be distributed to Tallgrass Development.

Please read “Use of Proceeds.”

Cash distributions	We intend to pay the minimum quarterly distribution of $0.2875 per unit ($1.15 per unit on an annualized basis) to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We refer to this cash as “available cash,” and we define its meaning in our partnership agreement, a copy of which is included in this prospectus as Appendix A. Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption “Our Cash Distribution Policy and Restrictions on Distributions.”

We will adjust the amount of our distribution for the period from the completion of this offering through June 30, 2013, based on the actual length of that period.

Our partnership agreement requires us to distribute available cash each quarter in the following manner:

•	first, 98.0% to the holders of common units and 2.0% to our general partner, until each common unit has received the minimum quarterly distribution of $0.2875 plus any arrearages from prior quarters;

•	second, 98.0% to the holders of subordinated units and 2.0% to our general partner, until each subordinated unit has received the minimum quarterly distribution of $0.2875; and

•	third, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unit has received a distribution of $0.3048.

If cash distributions to our unitholders exceed $0.3048 per unit in any quarter, our general partner, as the holder of our IDRs, will receive, in addition to distributions on its 2.0% general partner interest, increasing percentages, up to 48.0%, of the cash we distribute in excess of that amount. We refer to these distributions as “incentive distributions” because they incentivize our general partner to increase distributions to our unitholders. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

Prior to making distributions, we will reimburse our general partner and Tallgrass Development’s general partner and its affiliates for their provision of certain general and administrative services and any additional services we may request from them (including certain incremental costs and expenses we will incur as a result of being a publicly traded partnership) pursuant to our partnership agreement and the omnibus agreement. Please read “The Partnership Agreement— Reimbursement of Expenses” and “Certain Relationships and Related Transactions—Omnibus Agreement.”

Pro forma cash available for distribution generated during the year ended December 31, 2012 was approximately $54.6 million. The amount of available cash we will need to pay the minimum quarterly distribution for four quarters on our common units, subordinated units and general partner units to be outstanding immediately after this offering will be approximately $47.5 million (or an average of approximately $11.9 million per quarter). As a result, we would have generated available cash sufficient to pay the full minimum quarterly distribution of $0.2875 per unit per quarter ($1.15 per unit on an annualized basis) on all of our common, subordinated and general partner units for the year ended December 31, 2012. Please read “Our Cash Distribution Policy and Restrictions on Distributions—Unaudited Adjusted Pro Forma Cash Available for Distribution for the Year Ended December 31, 2012.”

We believe that, based on the financial forecasts and related assumptions included under the caption “Our Cash Distribution Policy and Restrictions on Distributions—Estimated Cash Available for Distribution for the Twelve-Month Period Ending June 30, 2014,” we will have sufficient cash available for distribution to make cash distributions for the twelve-month period ending June 30, 2014, at the minimum quarterly distribution rate of $0.2875 per unit per quarter ($1.15 per unit on an annualized basis) on all common units, subordinated units and general partner units. However, we do not have a legal obligation to pay quarterly distributions at our minimum quarterly distribution rate or at any other rate except as provided in our partnership agreement. There is no guarantee that we will distribute quarterly cash distributions to our unitholders in any quarter. Please read “Cash Distribution Policy and Restrictions on Distributions.”

Subordinated units

Tallgrass Development will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period, holders of the subordinated units are not entitled to receive any distribution of available cash until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. If we do not pay distributions on our subordinated units, our subordinated units will not accrue arrearages for those unpaid distributions.

Conversion of subordinated units	The subordination period will end on the first business day after , 2016 on which we have earned and paid at least $1.15 (the minimum quarterly distribution on an annualized basis) on each outstanding common unit, subordinated unit and general partner unit for each of three consecutive, non-overlapping four-quarter periods, provided that there are no arrearages on our common units at that time.

Notwithstanding the foregoing, the subordination period will end on the first business day after we have earned and paid at least $1.725 (150% of the minimum quarterly distribution on an annualized basis) on each outstanding common, subordinated and general partner unit, and the related distribution on the IDRs, for any four-quarter period ending on or after , 2014, provided that there are no arrearages on our common units at that time. In addition, the subordination period will end (i) with respect to 50% of the subordinated units, on the first business day after we have earned and paid at least $0.3306 (115% of the minimum quarterly distribution) on each outstanding common, subordinated and general partner unit, and the related distribution on the IDRs, for any full quarter ending on or after , 2014 and (ii) with respect to 100% of the subordinated units, on the first business day after we have earned and paid at least $0.3594 (125% of the minimum quarterly distribution) on each outstanding common, subordinated and general partner unit, and the related distribution on the IDRs, for any full quarter ending on or after , 2014, in each case provided that there are no arrearages on our common units at that time.

The subordination period also will end with respect to a holder of subordinated units upon the removal of our general partner other than for cause if no subordinated units or common units held by such holder of subordinated units or its affiliates are voted in favor of such removal.

When the subordination period ends, all subordinated units not previously converted will convert into common units on a one-for-one basis, and all common units thereafter will no longer be entitled to arrearages. Please read “Provisions of Our Partnership Agreement Related to Cash Distributions—Subordination Period.”

Our general partner’s right to reset the target distribution levels

Our general partner, as the initial holder of our IDRs, has the right, at any time when there are no subordinated units outstanding, if it has received incentive distributions at the highest level to which it is entitled (48.0%) for the prior four consecutive whole fiscal quarters, and the amount of the total distribution of available cash for each quarter did not exceed adjusted operating surplus for such quarter, to reset the initial target distribution levels at higher levels based on our cash distributions at the time of the exercise of the reset election. If our general partner transfers all or a portion of our IDRs in the future, then the holder or holders of a majority of our IDRs will be entitled to exercise this right. The following assumes that our general partner holds all of the IDRs at the time that a reset election is made. Following a reset election, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution, and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution as the current target distribution levels.

If our general partner elects to reset the target distribution levels, it will be entitled to receive a number of common units, as well as a number of general partner units necessary to maintain its general partner interest in us immediately prior to the reset election. The number of common units to be issued to our general partner will equal the number of common units that would have entitled the holder to an average aggregate quarterly cash distribution in the two quarters prior to the reset election equal to the average of the distributions to our general partner on the IDRs in such two quarters. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner’s Right to Reset Incentive Distribution Levels.”

Issuance of additional units	Our partnership agreement authorizes us to issue an unlimited number of additional units without the approval of our limited partners. Please read “Units Eligible for Future Sale” and “The Partnership Agreement—Issuance of Additional Partnership Interests.”

Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to select our general partner or elect members of its board on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon closing of this offering, Tallgrass Development will own an aggregate of approximately 68% of our common and subordinated units. This will give Tallgrass Development the ability to prevent the involuntary removal of our general partner. Please read “The Partnership Agreement—Voting Rights.”

Limited call right

If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner will have the right, but not the obligation, to purchase all, but not less than all,

New York Stock Exchange listing	We have been approved to list our common units on the New York Stock Exchange under the symbol “TEP,” subject to official notice of issuance.

Summary Historical and Pro Forma Financial and Operating Data

The following table shows summary historical financial and operating data of Tallgrass Midstream, LLC and Tallgrass Interstate Gas Transmission, LLC, which we refer to collectively as the Predecessor Entities. The combined financial statements of Tallgrass Midstream, LLC and Tallgrass Interstate Gas Transmission, LLC represent a carve-out financial statement presentation of two wholly-owned subsidiaries that were historically owned by Kinder Morgan. These entities were transferred to Tallgrass Development in connection with its acquisition of a portfolio of midstream assets from Kinder Morgan in November 2012 and will be contributed to us in connection with this offering. We refer to the Predecessor Entities as Tallgrass Energy Partners Pre-Predecessor, or TEP Pre-Predecessor, for periods prior to their acquisition by Tallgrass Development from Kinder Morgan on November 13, 2012, and as Tallgrass Energy Partners Predecessor, or TEP Predecessor, beginning on November 13, 2012. For more information, please read Note 1 to our historical audited combined financial statements included elsewhere in this prospectus.

The summary historical financial data of the Predecessor Entities presented as of and for the year ended December 31, 2011 and the period from January 1, 2012 to November 12, 2012 and the period from November 13, 2012 to December 31, 2012 are derived from the historical audited combined financial statements that are included elsewhere in this prospectus. The following table should be read together with, and is qualified in its entirety by reference to, the historical and unaudited pro forma financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The summary pro forma financial data presented as of and for the year ended December 31, 2012 was derived from the audited combined financial statements of our Predecessor included elsewhere in this prospectus. The pro forma adjustments have been prepared as if certain formation transactions to be effected at the closing of this offering had taken place at December 31, 2012, in the case of the pro forma balance sheet, and as of January 1, 2012 in the case of the pro forma statements of operations. Our unaudited pro forma financial statements give pro forma effect to the following items, among others:

•

contribution of assets from Tallgrass Development accounted for as transactions between entities under common control. The adjustments reflect the fair value recognized at Tallgrass Development at the time of its acquisition of the Predecessor Entities on November 13, 2012;

•	Tallgrass Development’s contribution of 100% of the membership interests in each of Tallgrass Interstate Gas Transmission, LLC and Tallgrass Midstream, LLC to us;

•

our issuance of 11,250,000 common units and 16,200,000 subordinated units to Tallgrass Development, representing a 66% limited partner interest in us (62% if the underwriters exercise in full their option to purchase additional common units) and our assumption from Tallgrass Development of $400 million of indebtedness;

•	the issuance to our general partner of 826,531 general partner units, representing its initial 2.0% general partner interest in us, and all of our IDRs;

•

the issuance of 13,050,000 common units to the public in this offering, representing a 32% limited partner interest in us (36% if the underwriters exercise in full their option to purchase additional common units) and the use of the proceeds of this offering to pay expenses associated with this offering and to retire $264.4 of the debt assumed from Tallgrass Development, as described in “Use of Proceeds,” and

•

the closing of our new $400 million revolving credit facility under which we expect to borrow approximately $225 million at the closing of this offering, to pay origination fees related to our new revolving credit facility, to repay the remaining approximately $135.6 million of debt assumed from Tallgrass Development and to pay $85.5 million to Tallgrass Development as reimbursement for a portion of capital expenditures made by Tallgrass Development to purchase the contributed assets, which Tallgrass Development acquired together with the Retained Assets for $1.8 billion.

The pro forma combined financial data do not give effect to the estimated $2.5 million in incremental annual general and administrative expenses that we expect to incur as a result of being a publicly traded partnership. In addition, the proposed pro forma statements do not give effect to the Pony Express Abandonment which we currently expect to occur in the fourth quarter of 2013. For additional information on the Pony Express Abandonment, please see “Certain Relationships and Related Transactions—Contracts with Affiliates—Pony Express Abandonment.”

	TEP Pre-Predecessor		TEP Predecessor	Pro Forma
	Year Ended Dec 31, 2011	Period From Jan 1 to Nov 12, 2012	Period From Nov 13 to Dec 31, 2012	Year Ended December 31, 2012
				(unaudited)
	(in thousands, except per unit and operating data)
Statements of Operations Data:
Revenues	$307,043	$220,292	$35,288	$255,580
Operating costs and expenses:
Cost of sales and transportation services	146,069	98,585	17,711	116,296
Operations and maintenance	37,345	32,768	3,940	36,708
Depreciation and amortization	22,726	20,647	4,086	27,575
General and administrative(1)	16,044	11,318	7,133	18,451
Taxes, other than income taxes	9,360	6,861	1,107	7,968

Total operating costs and expenses	231,544	170,179	33,977	206,998

Operating income	75,499	50,113	1,311	48,582
Other income (expense), net(2)	203	1	482	483
Interest income (expense), net(3)	2,101	1,661	(3,201)	(9,103)

Income (loss) before income taxes	77,803	51,775	(1,408)	39,962
Texas margin taxes(4)	296	279	—	—

Net Income (loss) to member/partners	$77,507	$51,496	$(1,408)	$39,962

Net income per limited partners’ unit:
Common units				$0.97
Subordinated units				$0.97
Balance Sheet Data (at period end):
Property, plant and equipment, net	$719,009	$717,488	$669,476	$669,476
Total assets	772,896	767,683	1,035,814	1,026,362
Long-term debt	—	—	390,491	225,000
Other long-term liabilities and deferred credits	1,032	1,535	1,635	1,635
Total members’ equity/partners’ capital	736,808	727,479	571,834	732,073
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$90,505	$81,335	$10,705
Investing activities	(9,960)	(21,692)	(12,687)
Financing activities	(80,545)	(57,661)	—

RISK FACTORS

Limited partner interests are inherently different from shares of capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in similar businesses. We urge you to carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the following risks were to occur, our business, financial condition or results of operations could be materially adversely affected. In that case, we might not be able to pay the minimum quarterly distribution on our common units, the trading price of our common units could decline and you could lose all or part of your investment in us.

Risks Related to Our Business

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to holders of our common and subordinated units.

In order to pay the minimum quarterly distribution of $0.2875 per unit, or $1.15 per unit on an annualized basis, we will require available cash of approximately $11.9 million per quarter, or $47.5 million per year, based on the number of common, subordinated and general partner units to be outstanding immediately after completion of this offering. We may not have sufficient available cash from operating surplus each quarter to enable us to pay the minimum quarterly distribution. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

•	the level of firm transportation and storage capacity sold and the volume of natural gas we transport, store and process;

•	the level of production of oil and natural gas and the resultant market prices of natural gas and NGLs;

•

regional, domestic and foreign supply and perceptions of supply of natural gas; the level of demand and perceptions of demand in our end-user markets; and actual and anticipated future prices of natural gas and other commodities (and the volatility thereof), which may impact our ability to renew and replace firm transportation, storage and processing agreements;

•

regulatory action affecting the supply of, or demand for, natural gas, the rates we can charge on our assets, how we contract for services, our existing contracts, our operating costs or our operating flexibility

•	changes in the fees we charge for our services;

•	the effect of seasonal variations in temperature on the amount of natural gas that we transport, store, process and treat;

•	the relationship between natural gas and NGL prices and resulting effect on processing margins;

•	the realized pricing impacts on revenues and expenses that are directly related to commodity prices;

•	the level of competition from other midstream energy companies in our geographic markets;

•	the creditworthiness of our customers;

•	the level of our operating and maintenance costs;

•	damages to pipelines, facilities, related equipment and surrounding properties caused by earthquakes, floods, fires, severe weather, explosions and other natural disasters and acts of terrorism;

•	outages at our processing facilities;

Any significant increase in maintenance and repair expenditures or loss of revenue due to the age or condition of our facilities could adversely affect our business and results of operations and our ability to make cash distributions to our unitholders.

Certain of our processing customers require credit support, some of which are currently provided through parent guarantees provided by Kinder Morgan or Tallgrass Development. We may incur additional costs associated with replacing those guarantees.

Certain of our processing customers require credit support, and some of this support is currently in the form of parent guarantees provided by Kinder Morgan or Tallgrass Development, the previous owners of Tallgrass Midstream, LLC. We expect to promptly replace the remaining Kinder Morgan guarantee with a guarantee of Tallgrass Development or to eliminate it altogether. To the extent we are required to replace the remaining guarantees with substitute credit support, we may incur additional costs, including costs associated with issuing letters of credit.

Restrictions in our new credit facility could adversely affect our business, financial condition, results of operations and ability to make quarterly cash distributions to our unitholders.

We expect to enter into a new credit facility in connection with the closing of this offering. Our new credit facility will limit our ability to, among other things:

•	incur or guarantee additional debt;

•	redeem or repurchase units or make distributions under certain circumstances;

•	make certain investments and acquisitions;

•	incur certain liens or permit them to exist;

•	enter into certain types of transactions with affiliates;

•	merge or consolidate with another company; and

•	transfer, sell or otherwise dispose of assets.

Our new credit facility also will contain covenants requiring us to maintain certain financial ratios. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet those ratios and tests.

The provisions of our new credit facility may affect our ability to obtain future financing and pursue attractive business opportunities and our flexibility in planning for, and reacting to, changes in business conditions. In addition, a failure to comply with the provisions of our new credit facility could result in a default or an event of default that could enable our lenders to declare the outstanding principal of that debt, together with accrued and unpaid interest, to be immediately due and payable. If the payment of our debt is accelerated, our assets may be insufficient to repay such debt in full, and our unitholders could experience a partial or total loss of their investment. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Our future debt levels may limit our flexibility to obtain financing and to pursue other business opportunities.

At the closing of this offering, we intend to borrow approximately $225 million under our new credit facility to repay approximately $135.6 of the debt assumed from Tallgrass Development, to pay origination fees with respect to the revolving credit facility and to pay $85.5 million to Tallgrass Development as reimbursement for certain capital expenditures made in connection with the contributed assets as partial consideration for its contribution of assets to us in connection with this offering. Please read, “Prospectus Summary—Formation

Our partnership agreement requires that we distribute our available cash, which could limit our ability to grow and make acquisitions.

Our partnership agreement requires us to distribute our available cash to our unitholders. Accordingly, we will rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures. As a result, to the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow.

In addition, because we intend to distribute our available cash, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement, and we do not anticipate there being limitations in our new credit facility, on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which in turn may impact the available cash that we have to distribute to our unitholders.

While our partnership agreement requires us to distribute our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended.

While our partnership agreement requires us to distribute our available cash, our partnership agreement, including provisions requiring us to make cash distributions therein, may be amended. Our partnership agreement generally may not be amended during the subordination period without the approval of our public common unitholders other than in certain circumstances where no unitholder approval is required. However, our partnership agreement can be amended with the consent of our general partner and the approval of a majority of the outstanding common units (including common units held by our general partner and its affiliates, including Tallgrass Development) after the subordination period has ended. At the closing of this offering, affiliates of our general partner will own, direct or indirectly, approximately 46% of our outstanding common units and 100% of our outstanding subordinated units. Please read “Security Ownership of Certain Beneficial Owners and Management.”

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. Following this offering, the market price of our common units may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for our common units. After this offering, there will be only 13,050,000 publicly traded common units, assuming no exercise of the underwriters’ over-allotment option. In addition, affiliates of our general partner will own 11,250,000 common units and 16,200,000 subordinated units, representing an aggregate of approximately 66% limited partner interest in us. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for the common units will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

•	the level of our quarterly distributions;

•	our quarterly or annual earnings or those of other companies in our industry;

•	the loss of a large customer;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic conditions;

•	the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;

•	future sales of our common units; and

•	other factors described in these “Risk Factors.”

You will experience immediate dilution in net tangible book value of $11.59 per common unit.

The estimated initial public offering price of $22.00 per common unit (the mid-point of the price range set forth on the cover of this prospectus) exceeds our pro forma net tangible book value of $10.41 per unit. Based on the estimated initial public offering price of $22.00 per common unit, you will incur immediate dilution of $11.59 per common unit. This dilution results primarily because the assets contributed by Tallgrass Development are recorded in accordance with GAAP at their historical cost, and not their fair value. Please read “Dilution.”

The NYSE does not require a publicly traded partnership like us to comply with certain of its corporate governance requirements.

We intend to apply to list our common units on the NYSE. Unlike most corporations, we are not required by NYSE rules to have, and we do not intend to have, a majority of independent directors on our general partner’s board of directors or a compensation committee or a nominating and corporate governance committee. Additionally, any future issuance of additional common units or other securities, including to affiliates, will not be subject to the NYSE’s shareholder approval rules. Accordingly, unitholders will not have the same protections afforded to certain corporations that are subject to all of the NYSE corporate governance requirements. Please read “Management.”

If you are not an eligible taxable holder, you will not be entitled to allocations of income or loss or distributions or voting rights on your common units and your common units will be subject to redemption.

In order to avoid any material adverse effect on the maximum applicable rates that can be charged to customers by our subsidiaries on assets that are subject to rate regulation by the FERC or an analogous regulatory body, we have adopted certain requirements regarding those investors who may own our common units. Eligible holders are individuals or entities subject to United States federal income taxation on the income generated by us or entities not subject to United States federal income taxation on the income generated by us, so long as all of the entity’s owners are subject to such taxation. Please read “Description of the Common Units—Transfer of Common Units.” If a holder of our common units (other than affiliates of our general partner) is not a person who fits the requirements to be an eligible taxable holder, such holder will not receive allocations of income or loss or distributions or voting rights on its units and will run the risk of having its units redeemed by us at the market price calculated in accordance with our partnership agreement as of the date of redemption. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner. Please see “The Partnership Agreement—Redemption of Ineligible Holders.”

Our partnership agreement replaces our general partner’s fiduciary duties to holders of our common units with contractual standards governing its duties.

Our partnership agreement contains provisions that eliminate the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty law and replace those duties with several different contractual standards. For example, our partnership agreement permits our general partner to make a number of

•

our general partner will not be in breach of its obligations under the partnership agreement (including any duties to us or our unitholders) if a transaction with an affiliate or the resolution of a conflict of interest is:

•	approved by the conflicts committee of the board of directors of our general partner, although our general partner is not obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner and its affiliates;

•	determined by the board of directors of our general partner to be on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•

determined by the board of directors of our general partner to be fair and reasonable to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.

In connection with a situation involving a transaction with an affiliate or a conflict of interest, any determination by our general partner or the conflicts committee must be made in good faith. If an affiliate transaction or the resolution of a conflict of interest is not approved by our common unitholders or the conflicts committee and the board of directors of our general partner determines that the resolution or course of action taken with respect to the affiliate transaction or conflict of interest satisfies either of the standards set forth in the third and fourth bullets above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Please read “Conflicts of Interest and Duties.”

Holders of our common units have limited voting rights and are not entitled to select our general partner or elect members of its board of directors.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders will have no right on an annual or ongoing basis to select our general partner or elect its board of directors. Rather, the board of directors of our general partner, including the independent directors, will be appointed by Tallgrass GP Holdings, as a result of it owning our general partner, and not by our unitholders. Furthermore, if the unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

Unitholders initially will be unable to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon the closing of this offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding common and subordinated units voting together as a single class is required to remove our general partner. Following the closing of this offering, Tallgrass Development will own an aggregate of approximately 68% of our outstanding common and subordinated units. This will give Tallgrass Development the ability to prevent the involuntary removal of our general partner. Also, if our general partner is removed without cause during the subordination period and units held by our general partner and its affiliates are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units and any existing arrearages on our common units will be extinguished. A removal of our general partner under these circumstances would adversely affect our common

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

Affiliates of our general partner may sell units in the public or private markets, and such sales could have an adverse impact on the trading price of the common units.

After the sale of the common units offered by this prospectus, assuming that the underwriters do not exercise their option to purchase additional common units, affiliates of our general partner will indirectly hold an aggregate of 11,250,000 common units and 16,200,000 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and may convert earlier under certain circumstances. In addition, we have agreed to provide our general partner and its affiliates with certain registration rights. The sale of these units in the public or private markets could have an adverse impact on the price of the common units or on any trading market that may develop.

Our general partner may limit its liability regarding our obligations.

Our general partner may limit its liability under contractual arrangements so that the counterparties to such arrangements have recourse only against our assets, and not against our general partner or its assets. Our general partner may therefore cause us to incur indebtedness or other obligations that are nonrecourse to our general partner. Our partnership agreement permits our general partner to limit its liability, even if we could have obtained more favorable terms without the limitation on liability. In addition, we are obligated to reimburse or indemnify our general partner to the extent that it incurs obligations on our behalf. Any such reimbursement or indemnification payments would reduce the amount of cash otherwise available for distribution to our unitholders.

Our general partner has a limited call right that may require you to sell your units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price that is not less than their then-current market price, as calculated pursuant to the terms of our partnership agreement. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. At the closing of this offering, and assuming no exercise of the underwriters’ option to purchase additional common units, affiliates of our general partner will indirectly own approximately 46% of our outstanding common units. At the end of the subordination period, assuming no additional issuances of common units (other than upon the conversion of the subordinated units), affiliates of our general partner will indirectly own approximately 68% of our outstanding common units. For additional information about this right, please read “The Partnership Agreement—Limited Call Right.”

Our general partner, or any transferee holding a majority of the IDRs, may elect to cause us to issue common units to it in connection with a resetting of the minimum quarterly distribution and the target distribution levels related to the IDRs, without the approval of the conflicts committee of our general partner or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

The holder or holders of a majority of the IDRs, which is initially our general partner, have the right, at any time when there are no subordinated units outstanding and the holders have received incentive distributions at the highest level to which they are entitled (48.0%) for each of the prior four consecutive fiscal quarters (and the amount of each such distribution did not exceed adjusted operating surplus for each such quarter), to reset the minimum quarterly distribution and the initial target distribution levels at higher levels based on our cash distribution at the time of the exercise of the reset election. Following a reset election, the minimum quarterly not be permitted under existing Treasury Regulations, and although the U.S. Treasury Department issued proposed Treasury Regulations allowing a similar monthly simplifying convention, such regulations are not final and do not specifically authorize the use of the proration method we have adopted. If the IRS were to challenge this method or new Treasury regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. Our counsel has not rendered an opinion with respect to our monthly convention for allocating taxable income and losses. Please read “Material Federal Income Tax Consequences—Disposition of Common Units—Allocations Between Transferors and Transferees.”

A unitholder whose common units are loaned to a “short seller” to cover a short sale of common units may be considered as having disposed of those common units. If so, the unitholder would no longer be treated for federal income tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition.

Because a unitholder whose common units are loaned to a “short seller” to cover a short sale of common units may be considered as having disposed of the loaned common units, the unitholder may no longer be treated for federal income tax purposes as a partner with respect to those common units during the period of the loan to the short seller and may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of our income, gain, loss or deduction with respect to those common units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those common units could be fully taxable as ordinary income. Our counsel has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, our unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller should consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from loaning their common units.

We will adopt certain valuation methodologies and monthly conventions for federal income tax purposes that may result in a shift of income, gain, loss and deduction between our general partner and our unitholders. The IRS may challenge this treatment, which could adversely affect the value of the common units.

When we issue additional units or engage in certain other transactions, we will determine the fair market value of our assets and allocate any unrealized gain or loss attributable to our assets to the capital accounts of our unitholders and our general partner. Our methodology may be viewed as understating the value of our assets. In that case, there may be a shift of income, gain, loss and deduction between certain unitholders and our general partner, which may be unfavorable to such unitholders. Moreover, under our valuation methods, subsequent purchasers of common units may have a greater portion of their Internal Revenue Code Section 743(b) adjustment allocated to our tangible assets and a lesser portion allocated to our intangible assets. The IRS may challenge our valuation methods, or our allocation of the Section 743(b) adjustment attributable to our tangible and intangible assets, and allocations of taxable income, gain, loss and deduction between our general partner and certain of our unitholders.

A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of taxable gain from our unitholders’ sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders’ tax returns without the benefit of additional deductions.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have technically terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Immediately following this offering, Tallgrass Development will own approximately 68% of the total interests in our capital and profits. Therefore, a transfer by Tallgrass Development of all or a portion of its

USE OF PROCEEDS

We intend to use the estimated net proceeds of approximately $264.4 million from this offering (assuming an initial public offering price of $22.00 per common unit, the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts, the structuring fee and offering expenses payable by us of approximately $22.7 million, to retire approximately $264.4 million of the indebtedness assumed from Tallgrass Development.

At the closing of this offering, we intend to enter into a new $400 million revolving credit facility, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—New Credit Facility,” and to borrow approximately $225 million, the proceeds of which will be used to:

•	retire the remaining approximately $135.6 million of indebtedness assumed from Tallgrass Development;

•	pay approximately $3.9 million in revolving credit facility origination fees; and

•

pay $85.5 million to Tallgrass Development as reimbursement for a portion of capital expenditures made by Tallgrass Development to purchase the contributed assets, which Tallgrass Development acquired together with the Retained Assets for $1.8 billion.

The indebtedness assumed from Tallgrass Development was used by Tallgrass Development to acquire certain assets from Kinder Morgan, including the assets being contributed to us in connection with this offering, in November 2012. Please read “Prospectus Summary—Our Relationship with Tallgrass Development.” Certain of the underwriters are lenders under the senior secured term loan under which the assumed debt was initially borrowed and, in that respect, will indirectly receive a portion of the net proceeds from this offering. Please read “Underwriting.” The indebtedness assumed from Tallgrass Development constitutes a portion of the senior secured term loan, referred to in this prospectus as the Term Loan, outstanding under Tallgrass Development’s senior secured revolving credit and term loan facilities. The Term Loan bears interest, at Tallgrass Development’s option, at either (a) an alternate base rate, which is a rate equal to the sum of (x) the greatest of (i) the prime rate, (ii) the U.S. federal funds rate plus 0.5%, (iii) 2.25% and (iv) a one-month reserve adjusted Eurodollar rate plus 1.00%, plus (y) 3.00% or (b) a reserve adjusted Eurodollar rate, which is a rate equal to the sum of (x) the greater of (i) 1.25% and (ii) the Eurodollar rate in effect for the applicable interest period, adjusted for any statutory reserves, plus (y) 4.00%. The Term Loan matures on November 13, 2018 and amortizes in equal quarterly installments of 0.25% beginning on March 31, 2013 through September 30, 2018, with the remaining amount of principal and interest due on November 13, 2018.

If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder of the 1,957,500 additional common units, if any, will be issued to Tallgrass Development. Any such units issued to Tallgrass Development will be issued for no additional consideration. If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds would be approximately $40.4 million. The net proceeds from any exercise of the underwriters’ option to purchase additional common units will be distributed to Tallgrass Development.

A $1.00 increase or decrease in the assumed initial public offering price of $22.00 per common unit would cause the net proceeds from this offering, after deducting underwriting discounts, the structuring fee and offering expenses, to increase or decrease, respectively, by approximately $12.2 million. If the proceeds increase due to a higher initial public offering price or decrease due to a lower initial public offering price, then the amount we borrow under our new revolving credit facility will decrease or increase, as applicable, by a corresponding amount.

CAPITALIZATION

The following table shows:

•	the historical capitalization of TEP Predecessor as of December 31, 2012; and

•

our pro forma capitalization as of December 31, 2012 after giving effect to this offering (assuming an initial public offering price of $22.00 per common unit, the midpoint of the price range set forth on the cover page of this prospectus) and other formation transactions described under “Prospectus Summary—Formation Transactions and Partnership Structure,” including the assumption of $400 million of debt from Tallgrass Development, the application of the net proceeds of this offering and borrowing of approximately $225 million under our new revolving credit facility as described under “Use of Proceeds.”

This table is derived from, should be read in conjunction with and is qualified in its entirety by reference to, our historical and unaudited pro forma financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2012
	TEP Predecessor Historical	Partnership Pro Forma(1)
	(In thousands)
Cash and cash equivalents(2)	$—	$—

Long-Term Debt:
Debt allocated from Tallgrass Development	390,491	—
Revolving Credit Facility	—	225,000
Partners’ capital:
Predecessor Members’ equity	$571,834	$—
Common units—public(3)	—	257,729
Tallgrass Development—
– Common units(3)	—	188,742
– Subordinated units	—	271,752
General partner units	—	13,850

Total members’ equity/partners’ capital	571,834	732,073

Total capitalization	$962,325	$957,073

(1)	On a pro forma basis, as of December 31, 2012, the public would have held 13,050,000 common units, Tallgrass Development would have held an aggregate of 11,250,000 common units and 16,200,000 subordinated units, and our general partner would have held 826,531 general partner units.
(2)	TEP Predecessor participates in a centralized cash management arrangement with Tallgrass Development in which Tallgrass Development sweeps cash balances residing in TEP Predecessor’s bank accounts on a daily basis and settles the balances, less certain reimbursement payments, at the beginning of the following month as equity distributions. Prior to the completion of this offering, the final cash sweep from Tallgrass Interstate Gas Transmission, LLC and Tallgrass Midstream, LLC to Tallgrass Development will be made, and following the completion of this offering, we will no longer participate in the cash management arrangement with Tallgrass Development and we will establish a cash management arrangement for us and our subsidiaries. All cash distributions from us will be made to unitholders and to our general partner in accordance with the terms of our partnership agreement as further described in “Our Cash Distribution Policy and Restrictions on Distributions.”

(3)	A $1.00 increase or decrease in the assumed initial public offering price of $22.00 per common unit would cause the net proceeds from this offering, after deducting underwriting discounts, the structuring fee and offering expenses, to increase or decrease, respectively, by approximately $12.2 million. If the proceeds increase due to a higher initial public offering price or decrease due to a lower initial public offering price, then the amount we borrow under our new revolving credit facility will decrease or increase, as applicable, by a corresponding amount.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the pro forma net tangible book value per unit after this offering. On a pro forma basis as of December 31, 2012, our net tangible book value was $430.2 million, or $10.41 per unit. Purchasers of common units in this offering will experience immediate dilution in pro forma net tangible book value per unit for financial accounting purposes, as illustrated in the following table:

Assumed initial public offering price per common unit		$22.00
Historical net tangible book value per unit before this offering(1)	$9.55
Less: Payment to Tallgrass Development for capital expenditures(2)	(3.02)
Estimated distributions to Tallgrass Development from January 1, 2013 through the completion of this offering(3)	(0.54)
Decrease in pro forma net tangible book value per unit attributable to purchasers in this offering	4.43

Less: Pro forma net tangible book value per unit after this offering(4)		10.41

Immediate dilution in pro forma net tangible book value per unit attributable to purchasers in this offering		$11.59

(1)	Determined by dividing the number of units (11,250,000 common units, 16,200,000 subordinated units and 826,531 general partner units) to be issued to subsidiaries of Tallgrass Development for its contribution of assets and liabilities to Tallgrass Energy Partners, LP into the historical net tangible book value of the assets and liabilities contributed.
(2)	Determined by dividing the number of units (11,250,000 common units, 16,200,000 subordinated units and 826,531 general partner units) to be issued to subsidiaries of Tallgrass Development for its contribution of assets and liabilities to Tallgrass Energy Partners, LP into the expected capital expenditures reimbursement. At the closing of this offering, we intend to make a payment of $85.5 million to Tallgrass Development as reimbursement for a portion of capital expenditures made by Tallgrass Development to purchase the contributed assets, which Tallgrass Development acquired together with the Retained Assets for approximately $1.8 billion.
(3)	Determined by dividing the number of units (11,250,000 common units, 16,200,000 subordinated units and 826,531 general partner units) to be issued to subsidiaries of Tallgrass Development for its contribution of assets and liabilities to Tallgrass Energy Partners, LP into the $15.3 million of net estimated distributions paid from the contributed entities to Tallgrass Development from the period from January 1, 2013 through the completion of this offering. Distributions from TIGT and TMID to Tallgrass Development were approximately $18.1 million for the period from January 1, 2013 through March 31, 2013. This amount is partially offset by the $2.8 million of capital contributions that we estimate Tallgrass Development will make to TIGT and TMID during the period from April 1, 2013 through the completion of this offering.
(4)	Determined by dividing the total number of units to be outstanding after this offering (24,300,000 common units, 16,200,000 subordinated units and 826,531 general partner units) and the application of the related net proceeds into our pro forma net tangible book value, after giving effect to the application of the net proceeds of this offering.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by our general partner and its affiliates and by the purchasers of common units in this offering upon completion of the transactions contemplated by this prospectus:

	Units Acquired		Total Consideration
	Number	Percent	Amount	Percent
Common Units owned by our general partner and its affiliates(1)(2)(3)	28,276,531	68%	$169,169	37%
Public Common Units	13,050,000	32%	$287,100	63%

Total	$41,326,531	100%	$456,269	100%

(1)	The units acquired by our general partner and its affiliates consist of 11,250,000 common units, 16,200,000 subordinated units and 826,531 general partner units.
(2)	Assumes the underwriters’ option to purchase additional common units is not exercised.
(3)	The assets contributed by the general partner and its affiliates were recorded at historical cost in accordance with GAAP. Book value of the consideration provided by the general partner and its affiliates, as of December 31, 2012, after giving effect to the formation transaction, is as follows:

(In thousands)
Net tangible book value of assets contributed	$269,982
Less: Payment to Tallgrass Development for capital expenditures(a)	(85,469)
Estimated net distributions to Tallgrass Development from January 1, 2013 through the completion of this offering (b)	(15,344)

Total consideration	$169,169

(a)	At the closing of the offering, we intend to make a payment of $85.5 million to Tallgrass Development as reimbursement for a portion of capital expenditures made by Tallgrass Development to purchase the contributed assets, which Tallgrass Development acquired together with the Retained Assets for $1.8 billion.
(b)	Distributions from TIGT and TMID to Tallgrass Development were approximately $18.1 million for the period from January 1, 2013 through March 31, 2013. This amount is partially offset by the $2.8 million of capital contributions that we estimate Tallgrass Development will make to TIGT and TMID during the period from April 1, 2013 through the completion of this offering.

amount of expenses for which our general partner and Tallgrass Development’s general partner and its affiliates may be reimbursed. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. The reimbursement of expenses and payment of fees, if any, to our general partner and Tallgrass Development’s general partner and its affiliates will reduce the amount of available cash.

•

While our partnership agreement requires us to distribute our available cash, our partnership agreement, including the provisions requiring us to make cash distributions contained therein, may be amended. Our partnership agreement generally may not be amended during the subordination period without the approval of our public common unitholders, except in certain limited circumstances when our general partner can amend our partnership agreement without unitholder approval. However, after the subordination period has ended, our partnership agreement can be amended with the consent of our general partner and the approval of a majority of the outstanding common units (including common units held by our general partner and its affiliates, including Tallgrass Development). At the closing of this offering, assuming no exercise of the underwriters’ option to purchase additional units, Tallgrass Development will own approximately 46% of our outstanding common units and all of our outstanding subordinated units, representing an aggregate 66% limited partner interest in us. Please read “The Partnership Agreement—Amendment of the Partnership Agreement.”

•

Even if our cash distribution policy is not modified or revoked, the amount of cash that we distribute and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement.

•

Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets.

•

We may lack sufficient cash to pay distributions to our unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in our operating or general and administrative expense, principal and interest payments on our debt, working capital requirements and anticipated cash needs. Our cash available for distribution to common unitholders is directly impacted by our cash expenses necessary to run our business and will be reduced dollar-for-dollar to the extent such uses of cash increase.

•

If and to the extent our cash available for distribution materially declines, we may elect to reduce our quarterly cash distributions in order to service or repay our debt or fund expansion capital expenditures.

All available cash distributed by us on any date from any source will be treated as distributed from operating surplus until the sum of all available cash distributed since the closing of this offering equals the operating surplus from the closing of this offering through the end of the quarter immediately preceding that distribution. We anticipate that distributions from operating surplus will generally not represent a return of capital. However, operating surplus, as defined in our partnership agreement, includes certain components, including a $40 million cash basket, that represent non-operating sources of cash. Accordingly, it is possible that return of capital distributions could be made from operating surplus. Any cash distributed by us in excess of operating surplus will be deemed to be capital surplus under our partnership agreement. Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. We do not anticipate that we will make any distributions from capital surplus.

Our Ability to Grow is Dependent on Our Ability to Access External Expansion Capital

Our partnership agreement requires us to distribute our available cash to our unitholders on a quarterly basis. As a result, we expect to rely primarily upon external financing sources, including commercial bank borrowings and issuances of debt and equity securities, to fund our acquisitions and expansion capital expenditures. To the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow. In addition, because we intend to distribute our available cash, our growth may not be as fast as that of businesses that reinvest their available cash to expand operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units and the incremental distributions on the IDRs may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement, and we do not anticipate that there will be limitations in our new credit facility, on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which in turn may impact the available cash that we have to distribute to our unitholders.

Our Minimum Quarterly Distribution

Upon the completion of this offering, our partnership agreement will provide for a minimum quarterly distribution of $0.2875 per unit for each whole quarter, or $1.15 per unit on an annualized basis. This represents an aggregate cash distribution of approximately $11.9 million per quarter, or approximately $47.5 million on an annualized basis, based on the number of common, subordinated and general partner units expected to be outstanding immediately after the closing of this offering. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under “—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.” Quarterly distributions, if any, will be made within 45 days after the end of each quarter, on or about the 15th day of each February, May, August and November to holders of record on or about the first day of each such month. If the distribution date does not fall on a business day, we will make the distribution on the first business day immediately following the indicated distribution date. We will adjust our first distribution for the period from the closing of this offering through June 30, 2013 based on the actual length of the period. The amount of available cash needed to pay the minimum quarterly distribution on all of our common units, subordinated units and general partner units to be outstanding immediately after this offering for one quarter and on an annualized basis is summarized in the table below:

	Number of Units	Minimum Quarterly Distributions
		One Quarter	Annualized
		(in thousands)
Publicly held common units(1)	13,050,000	$3,752	$15,008
Common units held by Tallgrass Development(1)	11,250,000	3,234	12,938
Subordinated units held by Tallgrass Development	16,200,000	4,658	18,630
General partner units held by our general partner	826,531	238	951

Total	41,326,531	$11,882	$47,527

(1)	Assumes no exercise of the underwriters’ option to purchase additional common units. Please read “Prospectus Summary—Formation Transactions and Partnership Structure” for a description of the impact of an exercise of the option on the common unit ownership percentages.

Initially, our general partner will be entitled to 2.0% of all distributions that we make prior to our liquidation. In the future, our general partner’s initial 2.0% interest in these distributions may be reduced if we issue additional units and our general partner does not contribute a proportionate amount of capital to us to maintain its initial 2.0% general partner interest. Our general partner will also hold the IDRs, which entitle the holder to increasing percentages, up to a maximum of 48.0%, of the cash we distribute in excess of $0.3048 per unit per quarter.

During the subordination period, before we make any quarterly distributions to our subordinated unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution plus any arrearages in distributions of the minimum quarterly distribution from prior quarters. Please read “Provisions of our Partnership Agreement Relating to Cash Distributions—Subordination Period.” We cannot guarantee, however, that we will pay the minimum quarterly distribution on our common units in any quarter. Except during the subordination period, if distributions on our common units are not paid at the minimum quarterly distribution rate during any fiscal quarter, our common unitholders will not be entitled to receive such payments in the future.

Although holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including those related to requirements to make cash distributions as described above, our partnership agreement provides that any determination made by our general partner in its capacity as our general partner in good faith will not be subject to any other standard imposed by the Delaware Act or any other law, rule or regulation or at equity. Our partnership agreement provides that, in order for a determination by our general partner to be made in “good faith,” our general partner must subjectively believe that the determination is in our best interests. Please read “Conflicts of Interest and Duties.”

Our cash distribution policy, as expressed in our partnership agreement, may not be modified or repealed without amending our partnership agreement. The actual amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash we generate from our business and the amount of reserves our general partner establishes in accordance with our partnership agreement as described above.

In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our annualized minimum quarterly distribution of $1.15 per unit for the twelve-month period ending June 30, 2014. In the following sections, we present two tables, consisting of:

•

“Unaudited Pro Forma Cash Available for Distribution,” in which we present the amount of cash we would have had available for distribution on a pro forma basis for the year ended December 31, 2012; and

•

“Estimated Cash Available for Distribution,” in which we demonstrate our ability to generate sufficient cash available for distribution for us to pay the minimum quarterly distribution on all units for the twelve-month period ending June 30, 2014.

Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2012

If we had completed this offering and related transactions on January 1, 2012, our unaudited pro forma cash available for distribution for the year ended December 31, 2012 would have been approximately $54.6 million. This amount would have been sufficient to pay the minimum quarterly distribution of $0.2875 per unit per quarter ($1.15 per unit on an annualized basis) on all of our common units and subordinated units for such period. This amount would exceed by approximately $7.1 million the amount needed to pay the total annualized minimum quarterly distribution of $47.5 on all of our common, subordinated and general partner units for the twelve-month period ending June 30, 2014.

Our unaudited pro forma cash available for distribution for the year ended December 31, 2012 includes $2.5 million of estimated incremental general and administrative expenses that we expect to incur as a result of becoming a publicly traded partnership. Incremental general and administrative expenses related to being a publicly traded partnership include expenses associated with annual and quarterly reporting; tax return and Schedule K-1 preparation and distribution expenses, Sarbanes-Oxley compliance expenses, expenses associated with listing on the NYSE, independent auditor fees, legal fees, investor relations expenses, registrar and transfer agent fees, director and officer liability insurance expenses and director compensation. Our incremental general and administrative expense is not reflected in our predecessor’s historical financial statements or our unaudited pro forma financial statements included elsewhere in the prospectus.

We have based the pro forma assumptions upon currently available information and estimates and assumptions. The pro forma amounts below do not purport to present the results of our operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. Moreover, the pro forma adjustments made below contain adjustments that may be in addition to or different from the adjustments made on our pro forma financial statements appearing elsewhere herein. We have not, however, included any adjustments relating to the Pony Express Abandonment, in calculating our unaudited pro forma available cash for the year ended December 31, 2012.

In addition, cash available to pay distributions is primarily a cash accounting concept, while our predecessor’s historical financial statements and our unaudited pro forma financial statements included elsewhere in the prospectus have been prepared on an accrual basis. As a result, you should view the amount of historical Pro Forma Cash Available for Distribution only as a general indication of the amount of cash available to pay distributions that we might have generated had we completed this offering on the dates indicated. The pro forma amounts below are presented on a twelve-month basis, and there is no guarantee that we would have had available cash sufficient to pay the full minimum quarterly distribution on all of our outstanding common units and subordinated units during the twelve-month periods presented.

The following table illustrates, on a pro forma basis, for the year ended December 31, 2012 the amount of cash that would have been available for distribution to our unitholders, assuming that this offering and the related formation transactions had been completed on January 1, 2012. Each of the adjustments reflected or presented below is explained in the footnotes to such adjustments.

Unaudited Pro Forma Cash Available for Distribution

Year Ended December 31, 2012
(in millions, except per unit data)
Pro forma net income:	$40.0
Add:
Depreciation and amortization	27.6
Interest expense, net(1)	9.1

Less:
Estimated incremental general and administrative expenses	2.5
Non-cash income related to derivative instruments	0.3

Pro Forma Adjusted EBITDA(2)	$73.9

Less:
Cash interest paid(3)	10.2
Maintenance capital expenditures(4)	9.1
Expansion capital expenditures(4)	23.1

Add:
Borrowings to fund expansion capital expenditures(5)	23.1

Pro Forma Cash Available for Distribution	$54.6

Annualized minimum quarterly distribution per unit	$1.15

Distributions to public common unitholders	$15.0
Distributions to Tallgrass Development, LP—common units	12.9
Distributions to Tallgrass Development, LP—subordinated units	18.6
Distributions to general partner	1.0

Total distributions to our unitholders and general partner	$47.5

Excess (Shortfall)	$7.1
Percent of minimum quarterly distribution payable to common unitholders	100%
Percent of minimum quarterly distribution payable to subordinated unitholders	100%

(1)	Interest expense, net includes commitment fees on, and amortization of origination fees incurred in connection with, our new revolving credit facility, as well as interest expense on approximately $225 million of funded borrowings under our new revolving credit facility that we expect to make in connection with this offering and additional assumed borrowings to fund expansion capital expenditures as described further in footnote 6. We have assumed an interest rate on funded borrowings of 4.25% and unfunded commitments of 0.375%.
(2)	For more information, please read “Selected Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measure.”

(3)	Cash interest includes commitment fees on our new revolving credit facility, as well as interest expense on approximately $225 million of funded borrowings under our new revolving credit facility that we expect to make in connection with this offering and additional assumed borrowings to fund expansion capital expenditures as described further in footnote 6. We assumed an interest rate on funded borrowings of 4.25% and unfunded commitments of 0.375%.
(4)	Under our partnership agreement, maintenance capital expenditures are cash expenditures incurred (including expenditures for the construction or development of new capital assets) that we expect to maintain our long-term operating income or operating capacity over the long term. For the year ended December 31, 2012, our total capital expenditures were $32.2 million. Historically, we did not make a distinction between maintenance capital expenditures and expansion capital expenditures, however, for purposes of the presentation of “Unaudited Historical As Adjusted Pro Forma Cash Available for Distribution” we have estimated that approximately $9.1 million of these capital expenditures were maintenance capital expenditures for the year ended December 31, 2012. The balance of our capital expenditures for the period were assumed to have been expansion capital expenditures, which primarily consisted of an expansion of the capacity of our natural gas pipeline facilities that run from Franklin to Hastings, Nebraska, an increase in the capacity of our natural gas storage facility, a project to transport NGLs to a refinery near our Casper processing plant and other expansion projects focused on expanding connection to the growing Niobrara shale region.
(5)	Because we expect that, in the future, expansion capital expenditures will primarily be funded through external financing sources, we have included borrowings to offset our estimated expansion capital expenditures as well as incremental interest expense on these borrowings.

Estimated Cash Available for Distribution for the Twelve-Month Period Ending June 30, 2014

We forecast that our estimated cash available for distribution for the twelve-month period ending June 30, 2014 will be approximately $57.0 million. This amount would exceed by approximately $9.5 million the amount needed to pay the total annualized minimum quarterly distribution of $47.5 on all of our common, subordinated and general partner units for the twelve-month period ending June 30, 2014.

We are providing the forecast of estimated cash available for distribution to supplement the historical financial statements of our Predecessor and our unaudited pro forma financial statements included elsewhere in the prospectus in support of our belief that we will have sufficient cash available to allow us to pay cash distributions at the minimum quarterly distribution rate on all of our units for the twelve-month period ending June 30, 2014. Please read “—Assumptions and Considerations” for further information as to the assumptions we have made for the forecast. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates” for information as to the accounting policies we have followed for the financial forecast.

Our forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the twelve-month period ending June 30, 2014. We believe that our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. If our estimates are not achieved, we may not be able to pay the minimum quarterly distribution or any other distribution on our common units. The assumptions and estimates underlying the forecast are inherently uncertain and, though we consider them reasonable as of the date of this prospectus, are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the forecast, including, among others, risks and uncertainties contained in “Risk Factors.” Accordingly, there can be no assurance that the forecast is indicative of our future performance or that actual results will not differ materially from those presented in the forecast. Inclusion of the forecast in this prospectus should not be regarded as a representation by any person that the results contained in the forecast will be achieved.

We have prepared the following forecast to present the estimated cash available for distribution to our common unitholders during the forecasted period. The accompanying prospective financial information was not

Estimated Cash Available for Distribution

	Twelve-Month Period Ending June 30, 2014 (excluding Pony Express Abandonment adjustments)	Pony Express Abandonment adjustments(1)		Twelve-Month Period Ending June 30, 2014 (including Pony Express Abandonment adjustments)
		Base Impact	Reimbursement
	(in millions, except per unit data)

Revenues:
Natural gas liquids sales—Processing	$153.8	$—	$—	$153.8
Natural gas sales—Processing	10.3	—	—	10.3
Natural gas sales—Transportation & Storage	9.2	—	—	9.2
Transportation & Storage Services—Firm	99.5	(1.7)	—	97.8
Transportation & Storage Services— Interruptible	3.2	(0.1)	—	3.1
Other revenues	12.6	—	—	12.6

Total Revenues(2)	$288.6	$(1.7)	$—	$286.9

Operating costs and expenses:
Cost of sales and transportation services(3)	145.2	7.2	(7.2)	145.2
Operations and maintenance(4)	37.5	(0.4)	—	37.1
Depreciation and amortization(5)	30.0	(2.3)	—	27.7
General and administrative(6)	23.7	—	—	23.7
Taxes, other than income taxes(7)	8.0	(1.8)	—	6.2

Total operating costs and expenses	244.3	2.7	(7.2)	239.8

Operating income	44.3	(4.4)	7.2	47.1
Interest expense, net(8)	(9.2)	2.3	—	(6.8)
Other income (expense), net	1.5	—	—	1.5

Net Income to partners	$36.7	$(2.1)	$7.2	$41.8

Interest expense, net(8)	9.2	(2.3)	—	6.8
Depreciation and amortization	30.0	(2.3)	—	27.7

Adjusted EBITDA(9)	$75.8	$(6.7)	$7.2	$76.3

Less:
Cash interest paid	10.7	(2.3)	—	8.4
Maintenance capital expenditures(10)	10.8	—	—	10.8
Expansion capital expenditures(11)	20.4	—	—	20.4
One-time replacement capital expenditures(12)	—	53.6	(53.6)	—
Paydown of borrowings with proceeds from sale of Pony Express Assets	—	90.3	—	90.3
Add:
Proceeds from sale of Pony Express Assets	—	90.3	—	90.3
Borrowings to fund expansion capital expenditures	20.4	—	—	20.4

Estimated Cash Available for Distribution	$54.2	$(58.0)	$60.8	$57.0

Annualized minimum quarterly distribution per unit	$1.15	$—	$—	$1.15
Distributions to public common unitholders	$15.0	$—	$—	$15.0
Distributions at the minimum distribution rate:
Tallgrass Development, LP—common units	12.9	—	—	12.9
Tallgrass Development, LP—subordinated units	18.6	—	—	18.6
General partner	1.0	—	—	1.0

Total distributions to our unitholders and general partner at the minimum distribution rate	$47.5	$—	$—	$47.5

Excess of estimated cash available for distribution over annual distributions at the minimum rate	$6.7	$—	$—	$9.5

Commodity Price Assumptions

The following table compares the commodity price assumptions for the twelve-month period ending June 30, 2014 used for the TIGT System and for the Midstream Facilities to historical commodity prices for the year ended December 31, 2012. As of March 14, 2013, the NYMEX strip prices for natural gas and crude oil for the twelve-month period ending June 30, 2014 were $4.07 per MMBtu and $92.42 per Bbl, respectively. The gas strip price is approximately 4.4% above the forecasted price of $3.90 per MMBtu used to calculate the estimated cash available for distribution, and the oil strip price is approximately 2.6% above the forecasted $90.10 per Bbl used to calculate estimated cash available for distribution. The NGL price forecast generated by our management utilizes the forward strip of NGLs at Mont Belvieu as the baseline, net of estimated basis differentials between Conway and Mont Belvieu, and the transport differentials to Douglas and Casper. We assess the relationship between current NGL and crude prices and assume a correlation that is generally consistent with recent historical periods and current market dynamics. The natural gas price forecast utilizes the NYMEX Gas strip as a baseline, net of estimated basis differentials between Henry Hub and Rockies pricing points. The oil price forecast utilizes the NYMEX forward strip.

	Historical	Forecasted
	Year Ended December 31, 2012	Twelve-Month Period Ending June 30, 2014
Natural Gas	$2.76/MMBtu	$3.90/MMBtu

Natural Gas Liquids
Ethane	$0.177/gallon	$0.220/gallon
Propane	$0.811/gallon	$0.833/gallon
Isobutane	$1.721/gallon	$1.717/gallon
Normal butane	$1.484/gallon	$1.532/gallon
Natural gasoline	$2.086/gallon	$2.084/gallon

Crude Oil	$94.07/Bbl	$90.10/Bbl

Commodity Price Sensitivity Analysis

We estimate that (i) a 5.0% change in the price of natural gas from forecasted levels would result in a $0.3 million change in cash available for distribution for the forecast period and (ii) a 5.0% change in the price of NGLs from forecasted levels, would result in a $1.3 million change in cash available for distribution for the forecast period. A decrease in forecasted cash available for distribution of greater than $9.5 million would result in our generating less than the minimum cash required to pay distributions during the forecast period.

Revenues

We estimate that we will generate approximately $286.9 million in revenues for the twelve-month period ending June 30, 2014. We generated $255.6 million in revenues for the year ended December 31, 2012. Our forecasted revenues have been determined by considering the firm contracted capacity under our transportation and storage services agreements, forecasted processing volumes with respect to our current reserved capacity at the Midstream Facilities, and increased processing volumes as a result of the expansion in processing and fractionation capacity at the Midstream Facilities. In addition, our forecasted revenues include assumptions about an immaterial amount of newly contracted capacity on the TIGT System. We expect that any substantial variances between actual revenues during the forecast period and forecasted revenues will be primarily driven by differences between (i) actual and forecasted firm contracted capacity on the TIGT System, (ii) actual and forecasted processing volumes at the Midstream Facilities and (iii) actual and forecasted commodity prices.

We expect approximately $153.8 million, or approximately 54%, of our total forecasted revenues and other income to be supported by natural gas liquids sales under our Processing segment and approximately $10.3 million, or approximately 4%, of our total forecasted revenues and other income to be supported by natural gas ongoing expansion of the Douglas and Casper plants. After the closing of this offering, we expect to fund expansion capital expenditures from external sources, including borrowings under our new revolving credit facility and the issuance of additional partnership units and debt offerings. For purposes of this forecast, we have assumed that we will fund all of the forecasted expansion capital expenditures with borrowings under our new revolving credit facility.

•

One-Time Replacement Capital Expenditures. In addition, we estimate that we will incur expansion capital expenditures related to the Pony Express Project of approximately $53.6 million for which we will receive reimbursement from Tallgrass Development. As a result, these expansion capital expenditures will not have any impact on cash available for distribution.

Although we may make acquisitions during the twelve-month period ended June 30, 2014, our forecast does not reflect any acquisitions, as we cannot assure you that we will be able to identify attractive acquisition opportunities or, if identified, that we will be able to negotiate acceptable purchase agreements.

Financing

We estimate that cash interest paid will be approximately $8.4 million for the twelve-month period ending June 30, 2014. The difference of $1.6 million between forecasted interest expense and forecasted cash interest paid primarily represents non-cash interest income in our gas transportation and storage segment. Our cash interest paid for the forecast period is based on the following significant financing assumptions:

•

We expect to use $264.4 million of net proceeds from this offering plus approximately $225 million of revolver borrowings to retire approximately $400 million of debt assumed from Tallgrass Development and to pay $85.5 million to Tallgrass Development as reimbursement for certain capital expenditures made with respect to the assets contributed to us.

•

We expect to have average borrowings of approximately $178 million under our new $400 million revolving credit facility during the forecast period, which reflects (i) approximately $225 million of borrowings we expect to incur at the closing of this offering, (ii) $20.4 million of borrowings we expect throughout the forecast period to incur to fund our forecasted expansion capital expenditures and (iii) the repayment of an estimated $90.3 million of borrowings in connection with the sale of the Pony Express Asset in the fourth quarter of 2013.

•

We have assumed an interest rate on funded borrowings of 4.25% and unfunded commitments of 0.375%. An increase or decrease of 1.0% in the interest rate will result in increased or decreased, respectively, annual interest expenses of $1.8 million.

•	We expect to remain in compliance with the financial and other covenants in our new credit facility.

A $1.00 increase or decrease in the assumed initial public offering price of $22.00 per common unit would cause the net proceeds from this offering, after deducting underwriting discounts, the structuring fee and offering expenses, to increase or decrease, respectively, by approximately $12.2 million. If the offering proceeds increase due to a higher initial public offering price or decrease due to a lower initial public offering price, then the amount we will borrow under our new revolving credit facility at the closing of this offering to make the payments described under “Use of Proceeds” will decrease or increase, as applicable, by a corresponding amount. A $12.2 million increase in the amount we borrow under our new credit facility at the closing of this offering will increase our interest expense over the forecast period by $0.5 million and result in a corresponding decrease in our estimated cash available for distribution over the forecast period assuming the $12.2 million increase in the amount we borrow at closing is outstanding for the entire forecast period.

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions of Available Cash

General

Our partnership agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ending June 30, 2013, we distribute our available cash to unitholders of record on the applicable record date. We will adjust the amount of our distribution for the period from the completion of this offering through June 30, 2013, based on the actual length of the period.

Definition of Available Cash

Available cash generally means, for any quarter, all cash and cash equivalents on hand at the end of that quarter:

•	less, the amount of cash reserves established by our general partner to:

•

provide for the proper conduct of our business (including reserves for our future capital expenditures, for anticipated future credit needs subsequent to that quarter, for legal matters and for refunds of collected rates reasonably likely to be refunded as a result of a settlement or hearing related to FERC rate proceedings);

•	comply with applicable law or regulation, any of our debt instruments or other agreements; or

•

provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters (provided that our general partner may not establish cash reserves for distributions if the effect of the establishment of such reserves will prevent us from distributing the minimum quarterly distribution on all common units and any cumulative arrearages on such common units for the current quarter);

•

plus, if our general partner so determines, all or any portion of the cash on hand on the date of distribution of available cash for the quarter, including cash on hand resulting from working capital borrowings made subsequent to the end of such quarter.

The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash received by us after the end of the quarter but on or before the date of distribution of available cash for the quarter, including cash on hand from working capital borrowings made after the end of the quarter but on or before the date of distribution of available cash for that quarter, to pay distributions to unitholders. Under our partnership agreement, working capital borrowings are generally borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners, and with the intent of the borrower to repay such borrowings within 12 months with funds other than from additional working capital borrowings.

Intent to Distribute the Minimum Quarterly Distribution

We intend to make a minimum quarterly distribution to the holders of our common units and subordinated units of $0.2875 per unit, or $1.15 on an annualized basis, to the extent we have sufficient cash from our operations after the establishment of cash reserves and the payment of costs and expenses, including reimbursements of expenses to our general partner and its affiliates. However, there is no guarantee that we will pay the minimum quarterly distribution on our units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement.

General Partner Interest and Incentive Distribution Rights

Initially, our general partner will be entitled to 2.0% of all quarterly distributions from inception that we make prior to our liquidation. This general partner interest will be represented by 826,531 general partner units. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest. The general partner’s initial 2.0% interest in these distributions will be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2.0% general partner interest.

Our general partner also currently holds IDRs that entitle it to receive increasing percentages, up to a maximum of 50.0%, of the cash we distribute from operating surplus (as defined below) in excess of $0.3048 per unit per quarter. The maximum distribution of 50.0% includes distributions paid to our general partner on its 2.0% general partner interest and assumes that our general partner maintains its general partner interest at 2.0%. Please read “—General Partner Interest and Incentive Distribution Rights” for additional information

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders will be characterized as either being paid from “operating surplus” or “capital surplus.” We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Operating Surplus

We define operating surplus as:

•	$40 million (as described below); plus

•

all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below) and the termination of commodity and interest rate hedges, provided that cash receipts from the termination of a commodity hedge or interest rate hedge prior to its specified termination date shall be included in operating surplus in equal quarterly installments over the remaining scheduled life of such commodity hedge or interest rate hedge; plus

•	working capital borrowings made after the end of a quarter but on or before the date of distribution of available cash for that quarter; plus

•

cash distributions (including incremental distributions on IDRs) paid in respect of equity issued, other than equity issued in this offering, to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, development, acquisition, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; plus

•

cash distributions (including incremental distributions on IDRs) paid in respect of equity issued, other than equity issued in this offering, to pay construction period interest and related fees on debt incurred, or to pay construction period distributions on equity issued, to finance the expansion capital expenditures referred to in the prior bullet, in each case, in respect of the period from the date that we enter into a binding obligation to commence the construction, development, acquisition, replacement, improvement or expansion of a capital asset until the earlier to occur of the date the capital asset is placed in service and the date that it is abandoned or disposed of; less

•	all of our operating expenditures (as defined below) after the closing of this offering; less

Capital expenditures that are made in part for maintenance capital purposes, investment capital purposes and/or expansion capital purposes will be allocated as maintenance capital expenditures, investment capital expenditures or expansion capital expenditure by our general partner.

Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we define below), the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $0.2875 per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions until the common units have received the minimum quarterly distribution plus any arrearages from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

Subordination Period

Except as described below, the subordination period will begin on the closing date of this offering and will extend until the first business day of any quarter beginning after                     , 2016, that each of the following tests are met:

•

distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded $1.15 (the annualized minimum quarterly distribution), for each of the three consecutive non-overlapping four quarters immediately preceding that date;

•

the adjusted operating surplus (as defined below) generated during each of the three consecutive non-overlapping four quarters immediately preceding that date equaled or exceeded the sum of $1.15 (the annualized minimum quarterly distribution) on all of the outstanding common units, subordinated units and general partner units during those periods on a fully diluted, weighted average basis (as defined in our partnership agreement, a copy of which is included as Appendix A); and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Early Termination of Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate on the first business day following the distribution of available cash in respect of any quarter, beginning with the quarter ending                 , 2014, that each of the following tests are met:

•

distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded $1.725 per unit (150% of the annualized minimum quarterly distribution), for the four-quarter period immediately preceding that date;

•

the “adjusted operating surplus” (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of (i) $1.725 per unit (150% of the annualized minimum quarterly distribution) on all of the outstanding common units, subordinated units and general partner units during those periods on a fully diluted, weighted average basis (as defined in our partnership agreement, a copy of which is included as Appendix A) and (ii) the corresponding distributions on the IDRs; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

In addition, and notwithstanding the foregoing, the subordination period will also automatically terminate,

•

with respect 50% of the subordinated units, on the first business day following the distribution of available cash in respect of any quarter, beginning with the quarter ending                     , 2014, that each of the following tests are met:

•

distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded $0.3306 per unit (115% of the minimum quarterly distribution), for the quarter immediately preceding that date;

•

the “adjusted operating surplus” (as defined below) generated during the quarter immediately preceding that date equaled or exceeded the sum of (i) $0.3306 per unit (115% of the minimum quarterly distribution) on all of the outstanding common units, subordinated units and general partner units during that period on a fully diluted, weighted average basis and (ii) the corresponding distributions on the IDRs; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

•

with respect 100% of the subordinated units, on the first business day following the distribution of available cash in respect of any quarter, beginning with the quarter ending                     , 2014, that each of the following tests are met:

•

distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded $0.3594 per unit (125% of the minimum quarterly distribution), for the quarter immediately preceding that date;

•

the “adjusted operating surplus” (as defined below) generated during the quarter immediately preceding that date equaled or exceeded the sum of (i) $0.3594 per unit (125% of the minimum quarterly distribution) on all of the outstanding common units, subordinated units and general partner units during that period on a fully diluted, weighted average basis and (ii) the corresponding distributions on the IDRs; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Expiration Upon Removal of the General Partner

In addition, if the unitholders remove our general partner other than for cause:

•

the subordinated units held by any person will immediately and automatically convert into common units on a one-for-one basis, provided (i) neither such person nor any of its affiliates voted any of its units in favor of the removal and (ii) such person is not an affiliate of the successor general partner; and

•	if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end.

Expiration of the Subordination Period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will thereafter participate pro rata with the other common units in distributions of available cash.

General Partner Interest and Incentive Distribution Rights

Our partnership agreement provides that our general partner initially will be entitled to 2.0% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us in order to maintain its 2.0% general partner interest if we issue additional units. Our general partner’s 2.0% interest, and the percentage of our cash distributions to which it is entitled from such 2.0% interest, will be proportionately reduced if we issue additional units in the future (other than the issuance of common units upon exercise by the underwriters of their option to purchase additional common units in this offering or upon expiration of such option, the issuance of common units upon conversion of outstanding subordinated units or the issuance of common units upon a reset of the IDRs) and our general partner does not contribute a proportionate amount of capital to us in order to maintain its 2.0% general partner interest. Our partnership agreement does not require that our general partner fund its capital contribution with cash. It may instead fund its capital contribution by the contribution to us of common units or other property.

IDRs represent the right to receive an increasing percentage (13.0%, 23.0% and 48.0%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the IDRs, but may transfer these rights separately from its general partner interest, subject to restrictions in our partnership agreement.

The following discussion assumes that our general partner maintains its 2.0% general partner interest and that our general partner continues to own all of the IDRs.

If for any quarter:

•	we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unitholder receives a total of $0.3048 per unit for that quarter (the “first target distribution”);

•	second, 85.0% to all unitholders, pro rata, and 15.0% to our general partner, until each unitholder receives a total of $0.3536 per unit for that quarter (the “second target distribution”);

•	third, 75.0% to all unitholders, pro rata, and 25.0% to our general partner, until each unitholder receives a total of $0.4313 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner.

Percentage Allocations of Available Cash From Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner based on the specified target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Per Unit Target Amount.” The percentage interests shown for our unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its 2.0% general partner interest and assume that our general partner has contributed any additional capital necessary to maintain its 2.0% general partner interest, our general partner has not transferred its IDRs and that there are no arrearages on common units.

	Total Quarterly Distribution per Unit Target Amount		Marginal Percentage Interest in Distributions
			Unitholders	General Partner
Minimum Quarterly Distribution		$0.2875	98.0%	2.0%
First Target Distribution	above $	0.2875 up to $0.3048	98.0%	2.0%
Second Target Distribution	above $	0.3048 up to $0.3536	85.0%	15.0%
Third Target Distribution	above $	0.3536 up to $0.4313	75.0%	25.0%
Thereafter		above $0.4313	50.0%	50.0%

General Partner’s Right to Reset Incentive Distribution Levels

Our general partner, as the initial holder of our IDRs, has the right under our partnership agreement, subject to certain conditions, to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and target distribution levels upon which the incentive distribution payments to our general partner would be set. If our general partner transfers all or a portion of our IDRs in the future, then the holder or holders of a majority of our IDRs will be entitled to exercise this right. The following discussion assumes that our general partner holds all of the IDRs at the time that a reset election is made. Our general partner’s right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to our general partner are based may be exercised, without approval of our unitholders or the conflicts committee, at any time when there are no subordinated units outstanding, we have made cash distributions to the holders of the IDRs at the highest level of incentive distribution for each of the four consecutive fiscal quarters immediately preceding such time and the amount of each such distribution did not exceed adjusted operating surplus for such quarter, respectively. If our general partner and its affiliates are not the holders of a majority of the IDRs at the time an election is made to reset the minimum quarterly distribution amount and the target distribution levels, then the proposed reset will be subject to the prior written concurrence of the general partner that the conditions described above have been satisfied. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that our general partner will not receive any incentive distributions under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target distributions prior to the reset, our general partner will be entitled to receive a number of newly issued common units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the IDRs received by our general partner for the two quarters immediately preceding the reset event as compared to the average cash distributions per common unit during that two-quarter period. In addition, our general partner will be issued the number of general partner units necessary to maintain our general partner’s interest in us immediately prior to the reset election.

The number of common units that our general partner would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to the quotient determined by dividing (x) the average aggregate amount of cash distributions received by our general partner in respect of its IDRs during the two consecutive fiscal quarters ended immediately prior to the date of such reset election by (y) the average of the aggregate amount of cash distributed per common unit during each of these two quarters.

Following a reset election, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (which amount we refer to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would distribute our available cash from operating surplus for each quarter thereafter as follows:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unitholder receives an amount equal to 106.0% of the reset minimum quarterly distribution for that quarter;

•

second, 85.0% to all unitholders, pro rata, and 15.0% to our general partner, until each unitholder receives an amount per unit equal to 123.0% of the reset minimum quarterly distribution for the quarter;

•

third, 75.0% to all unitholders, pro rata, and 25.0% to our general partner, until each unitholder receives an amount per unit equal to 150.0% of the reset minimum quarterly distribution for the quarter; and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner.

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner at various cash distribution levels (i) pursuant to the cash distribution provisions of our partnership agreement in effect at the completion of this offering, as well as (ii) following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $0.50.

	Quarterly Distribution per Unit Prior to Reset	Marginal Percentage Interest in Distribution			Quarterly Distribution per Unit following Hypothetical Reset
		Unitholders	2% General Partner	Incentive Distribution Rights
Minimum Quarterly Distribution	$0.2875	98.0%	2.0%	—	$0.5000
First Target Distribution	above $0.2875 up to $0.3048	98.0%	2.0%	—	above $0.5000 up to $0.5300(1)
Second Target Distribution	above $0.3048 up to $0.3536	85.0%	2.0%	13%	above $0.5300 up to $0.6150(2)
Third Target Distribution	above $0.3536 up to $0.4313	75.0%	2.0%	23%	above $0.6150 up to $0.7500(3)
Thereafter	above $0.4313	50.0%	2.0%	48%	above $0.7500

(1)	This amount is 106.0% of the hypothetical reset minimum quarterly distribution.
(2)	This amount is 123.0% of the hypothetical reset minimum quarterly distribution.
(3)	This amount is 150.0% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and our general partner, including in respect of IDRs, based on an average of the amounts distributed for the two quarters immediately prior to the reset. The table assumes that immediately prior to the reset there would be 40,500,000 common units outstanding, our general partner’s 2.0% interest has been maintained, and the average distribution to each common unit would be $0.50 per quarter for the two consecutive non-overlapping quarters prior to the reset.

		Common Unitholders Cash Distribution Prior to Reset	General Partner Cash Distributions Prior to Reset
	Quarterly Distribution per Unit Prior to Reset		2.0% General Partner Interest	IDRs	Total	Total Distributions
Minimum Quarterly Distribution	$0.2875	$11,643,750	$237,628	$—	$237,628	$11,881,378
First Target Distribution	above $0.2875 up to $0.3048	689,625	14,258	—	14,258	712,883
Second Target Distribution	above $0.3048 up to $0.3536	1,979,438	46,575	302,738	349,313	2,328,750
Third Target Distribution	above $0.3536 up to $0.4313	3,143,813	83,835	964,103	1,047,938	4,191,750
Thereafter	above $0.4313	2,784,375	111,375	2,673,000	2,784,375	5,568,750

		$20,250,000	$493,670	$3,939,840	$4,433,510	$24,683,510

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and the general partner, including in respect of IDRs, with respect to the quarter after the reset occurs. The table reflects that as a result of the reset there would be 48,379,680 common units outstanding, our general partner has maintained its 2.0% general partner interest, and that the average distribution to each common unit would be $0.50. The number of common units issued as a result of the reset was calculated by dividing (x) $3,939,840 as the average of the amounts received by the general partner in respect of its IDRs for the two consecutive non-overlapping quarters prior to the reset as shown in the table above, by (y) the average of the cash distributions made on each common unit per quarter for the two consecutive non-overlapping quarters prior to the reset as shown in the table above, or $0.50.

General Partner Cash Distributions After Reset
	Quarterly Distribution per Unit After Reset	Common Unitholders Cash Distribution After Reset	Common Units Issued As a Result of the Reset	2.0% General Partner Interest	IDRs		Total	Total Distributions
Minimum Quarterly Distribution	$0.5000	$20,250,000	$3,939,840	$493,670		$—	$493,670	$24,683,510
First Target Distribution	above $0.5000 up to $0.5300	—	—	—		—	—	—
Second Target Distribution	above $0.5300 up to $0.6150	—	—	—		—	—	—
Third Target Distribution	above $0.6150 up to $0.7500	—	—	—		—	—	—
Thereafter	above $0.7500	—	—	—		—	—	—

		$20,250,000	$3,939,840	$493,670	$		$493,670	$24,683,510

Our general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the immediately preceding four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made

We will make distributions of available cash from capital surplus, if any, in the following manner:

•

first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until the minimum quarterly distribution is reduced to zero, as described below under “—Effect of a Distribution from Capital Surplus”;

•

second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, as if such distributions were from operating surplus.

The preceding discussion is based on the assumptions that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

Effect of a Distribution from Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital

SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

The following table shows summary historical financial and operating data of Tallgrass Midstream, LLC and Tallgrass Interstate Gas Transmission, LLC, which we refer to collectively as the Predecessor Entities. The combined financial statements of Tallgrass Midstream, LLC and Tallgrass Interstate Gas Transmission, LLC represent a carve-out financial statement presentation of two wholly-owned subsidiaries that were historically owned by Kinder Morgan. These entities were transferred to Tallgrass Development in connection with its acquisition of a portfolio of midstream assets from Kinder Morgan in November 2012 and will be contributed to us in connection with this offering. We refer to the Predecessor Entities as Tallgrass Energy Partners Pre-Predecessor, or TEP Pre-Predecessor, for periods prior to their acquisition by Tallgrass Development from Kinder Morgan on November 13, 2012, and as Tallgrass Energy Partners Predecessor, or TEP Predecessor, beginning on November 13, 2012. For more information, please read Note 1 to our historical audited combined financial statements included elsewhere in this prospectus.

The summary historical financial data of the Predecessor Entities presented as of and for the year ended December 31, 2011 and the period from January 1, 2012 to November 12, 2012 and the period from November 13, 2012 to December 31, 2012 are derived from the historical audited combined financial statements that are included elsewhere in this prospectus. The following table should be read together with, and is qualified in its entirety by reference to, the historical and unaudited pro forma financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The summary pro forma financial data presented as of and for the year ended December 31, 2012 was derived from the combined financial statements of our Predecessor included elsewhere in this prospectus. The pro forma adjustments have been prepared as if certain formation transactions to be effected at the closing of this offering had taken place at December 31, 2012, in the case of the pro forma balance sheet, and as of January 1, 2012 in the case of the pro forma statements of operations. Our unaudited pro forma financial statements give pro forma effect to the following items, among others:

•

contribution of assets from Tallgrass Development accounted for as transactions between entities under common control. The adjustments reflect the fair value recognized at Tallgrass Development at the time of its acquisition of the Predecessor Entities on November 13, 2012;

•	Tallgrass Development’s contribution of 100% of the membership interests in each of Tallgrass Interstate Gas Transmission, LLC and Tallgrass Midstream, LLC to us;

•

our issuance of 11,250,000 common units and 16,200,000 subordinated units to Tallgrass Development, representing a 66% limited partner interest in us (62% if the underwriters exercise in full their option to purchase additional common units) and our assumption from Tallgrass Development of $400 million of indebtedness;

•	the issuance to our general partner of 826,531 general partner units representing its initial 2.0% general partner interest in us, and all of our IDRs;

•

the issuance of 13,050,000 common units to the public in this offering, representing a 32% limited partner interest in us (36% if the underwriters exercise in full their option to purchase additional common units) and the use of the proceeds of this offering to pay expenses associated with this offering and to retire $264.4 million of the debt assumed from Tallgrass Development, as described in “Use of Proceeds,” and

•

the closing of our new $400 million revolving credit facility under which we expect to borrow approximately $225 million at the closing of this offering to repay the remaining approximately $135.6 million of debt assumed from Tallgrass Development, to pay origination fees related to our new revolving credit facility and to pay $85.5 million to Tallgrass Development as reimbursement for a portion of capital expenditures made by Tallgrass Development to purchase the contributed assets, which Tallgrass Development acquired together with the Retained Assets for $1.8 billion.

The pro forma combined financial data do not give effect to the estimated $2.5 million in incremental annual general and administrative expenses that we expect to incur as a result of being a publicly traded partnership. In addition, the proposed pro forma statements do not give effect to the Pony Express Abandonment, which we currently expect to occur in the fourth quarter of 2013. For additional information on the Pony Express Abandonment, please see “Certain Relationships and Related Transactions—Contracts with Affiliates—Pony Express Abandonment.”

	TEP Pre-Predecessor		TEP Predecessor	Pro Forma
	Year Ended Dec 31, 2011	Period From Jan 1 to Nov 12, 2012	Period From Nov 13 to Dec 31, 2012	Year Ended December 31, 2012
				(unaudited)
	(in thousands, except per unit and operating data)
Statements of Operations Data:
Revenues	$307,043	$220,292	$35,288	$255,580
Operating costs and expenses:
Cost of sales and transportation services	146,069	98,585	17,711	116,296
Operations and maintenance	37,345	32,768	3,940	36,708
Depreciation and amortization	22,726	20,647	4,086	27,575
General and administrative(1)	16,044	11,318	7,133	18,451
Taxes, other than income taxes	9,360	6,861	1,107	7,968

Total operating costs and expenses	231,544	170,179	33,977	206,998

Operating income	75,499	50,113	1,311	48,582
Other income (expense), net(2)	203	1	482	483
Interest income (expense), net(3)	2,101	1,661	(3,201)	(9,103)

Income (loss) before income taxes	77,803	51,775	(1,408)	39,962
Texas margin taxes(4)	296	279	—	—

Net Income (Loss) to Member	$77,507	$51,496	$(1,408)	$39,962

Net income per limited partners’ unit:
Common units				$0.97
Subordinated units				$0.97

Balance Sheet Data (at period end):
Property, plant and equipment, net	$719,009	$717,488	$669,476	$669,476
Total assets	772,896	767,683	1,035,814	1,026,362
Long-term debt	—	—	390,491	225,000
Other long-term liabilities and deferred credits	1,032	1,535	1,635	1,635
Total members’ equity/partners’ capital	736,808	727,479	571,834	732,073

Cash Flow Data:
Net cash provided by (used in):
Operating activities	$90,505	$81,335	$10,705
Investing activities	(9,960)	(21,692)	(12,687)
Financing activities	(80,545)	(57,661)	—

Other Financial Data: (unaudited)
Adjusted EBITDA(5)	98,428	70,761	5,606	76,367
Capital Expenditure and Operating Data
Capital Expenditures:
Maintenance capital expenditures(6)	13,443	6,218	2,845
Expansion capital expenditures(7)	9,345	13,322	9,786
Operating Data: (MMcf/d)
Transportation firm contracted capacity	795	762	702
Natural gas inlet volumes	101	122	127

Midstream, LLC to Tallgrass Development will be made, and following the completion of this offering, we will no longer participate in the cash management arrangement with Tallgrass Development and we will establish a cash management arrangement for us and our subsidiaries. All cash distributions from us will be made to unitholders and to our general partner in accordance with the terms of our partnership agreement as further described in “Our Cash Distribution Policy and Restrictions on Distributions.”

Following the completion of this offering, we expect our sources of liquidity to include:

•	cash generated from our operations;

•	proceeds from the sale of the Abandoned Assets;

•	$175 million available for borrowing under our revolving credit facility; and

•	future issuances of additional partnership units and debt securities.

We believe that cash on hand, cash generated from operations and availability under our credit facility will be adequate to meet our operating needs, our planned short-term capital and debt service requirements and our planned cash distributions to unitholders. We believe that future internal growth projects or potential acquisitions will be funded primarily through borrowings under our credit facility or through issuances of debt and equity securities.

New Credit Facility

In connection with this offering, we will enter into a new $400 million senior secured revolving credit facility with Barclays Bank PLC, as administrative agent, and a syndicate of lenders, which will mature on the fifth anniversary of the closing date of this offering. The credit facility will include a $50 million sublimit for letters of credit and a $40 million sublimit for swing line loans. Subject to the satisfaction of certain conditions precedent, the credit facility will be available on and after the closing date of this offering for capital expenditures and permitted acquisitions, to provide for working capital requirements and for other general partnership purposes. Upon the closing of this offering, we will have approximately $225 million in outstanding borrowings under the credit facility and expect to have $0 million in issued and outstanding letters of credit leaving approximately $175 million available for future borrowings or letter of credit issuances (subject to the $50 million letter of credit sublimit in the facility). The initial borrowings under the credit facility will be used to retire the remaining $135.6 million of indebtedness assumed from Tallgrass Development, to pay origination fees associated with our new revolving credit facility and to pay $85.5 million to Tallgrass Development as reimbursement for certain capital expenditures made in connection with the contributed assets. See “Use of Proceeds” for additional information. The credit facility will also contain an accordion feature whereby we can increase the size of the credit facility to an aggregate of $500 million, subject to receiving increased or new commitments from lenders and the satisfaction of certain other conditions precedent. Our obligations under the credit facility, as well as obligations under certain interest rate protection and hedging arrangements, will be (i) guaranteed by us and each of our existing and subsequently acquired or organized direct or indirect wholly-owned domestic subsidiaries, subject to our ability to designate certain of our subsidiaries as “Unrestricted Subsidiaries” and (ii) secured by a first priority lien on substantially all of the present and after acquired property owned by us and each guarantor (other than real property interests related to our pipelines). Borrowings under the credit facility will bear interest, at our option, at either (a) a base rate, which will be a rate equal to the greatest of (i) the prime rate, (ii) the U.S. federal funds rate plus 0.5% and (iii) a one-month reserve adjusted Eurodollar rate plus 1.00% or (b) a reserve adjusted Eurodollar Rate, plus, in each case, an applicable margin. For loans bearing interest based on the base rate, the applicable margin will initially be 1.00%, and for loans bearing interest based on the reserve adjusted Eurodollar rate, the applicable margin will initially be 2.00%. After the first full fiscal quarter after the closing date of this offering, the applicable margin will range from 1.00% to 3.00%, based upon our total leverage ratio and whether we have elected the base rate or the reserve adjusted Eurodollar rate.

the capacity of our natural gas pipeline facilities that run from Franklin to Hastings, Nebraska and an increase in the capacity of our natural gas storage facility. We spent approximately $15.7 million on the pipeline expansion and approximately $7.3 million on the gas storage project in 2010. The remaining expenditures on these projects in 2011 were approximately $4.8 million. In the Processing segment, we spent approximately $3.1 million in 2011 on a project to transport NGLs to a refinery near our Casper processing plant.

For the year ended December 31, 2012, expansion capital projects were approximately $23.1 million. Approximately $9.8 million of this amount was incurred for initial engineering, permitting, hydraulic studies and right-of-way acquisitions for the Pony Express Abandonment. In the Midstream segment, we spent approximately $7.5 million to increase the capacity and efficiency of our Douglas processing plant in order to accommodate our customers’ increasing natural gas production in the region. In addition, we settled a dispute related to the construction of West Frenchie Draw treating plant in the amount of $5.9 million.

Financing Activities. Historically, cash flows used in financing activities consisted entirely of cash distributions paid to Kinder Morgan. TEP Predecessor has historically participated in Kinder Morgan’s centralized cash management system. Under this system, all cash balances of TEP Predecessor were swept on a daily basis and periodically the balances were settled and recorded as equity distributions. Therefore, TEP Predecessor did not have cash balances at the end of any period and cash flows from financing activities is equal to the total of cash flows from operating activities and cash flows from investing activities in all periods presented.

Distributions

We intend to pay quarterly distributions at an initial rate of $0.2875 per unit, which equates to an aggregate distribution of approximately $11.9 million per quarter and $47.5 million per year based on the number of common, subordinated and general partner units anticipated to be outstanding immediately after the closing of this offering. We do not have a legal obligation to pay distributions except as provided in our partnership agreement. Please read “Our Cash Distribution Policy and Restrictions on Distributions” and “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

Capital Requirements

Our business can be capital-intensive, requiring significant investment to maintain and improve existing assets. We categorize capital expenditures as either:

•

maintenance capital expenditures, which include those expenditures required to maintain the existing operating capacity and service capability of our assets, including the replacement of system components and equipment that have become obsolete or have approached the end of their useful lives; or

•

expansion capital expenditures, which include those expenditures incurred in order to acquire additional assets to grow our business, or to expand, upgrade or extend the useful lives of our existing assets.

We have budgeted approximately $40.4 million for capital expenditures during 2013. The largest component of our $13.4 million budgeted maintenance capital expenditures for 2013 relates to non-recurring integrity projects on the TIGT System. Our budgeted $27.0 million expansion capital expenditures during 2013 primarily relate to the ongoing expansion of the Douglas and Casper plants. In addition to the budgeted amounts above, we estimate that we will have expansion capital expenditures related to the Pony Express Abandonment of approximately $53.6 million for which we will receive reimbursement from Tallgrass Development.

Contractual Obligations

Our contractual obligations consist of short-term pipeline reservation charges paid in our Processing segment to divert gas around our plants when market conditions are not favorable for processing gas, as well as

Following the completion of this offering and Tallgrass Development’s contribution of the TIGT System and the Midstream Facilities to us, Tallgrass Development will continue to own and manage a substantial portfolio of midstream assets, including the following assets to which Tallgrass Development has granted us a right of first offer:

•

a substantial organic growth project referred to in this prospectus as the Pony Express Project, which upon completion will consist of an approximately 690 mile oil pipeline connecting the Bakken Shale to Cushing, Oklahoma. The Pony Express Project will consist primarily of (i) the purchase of the Pony Express Assets by a subsidiary of Tallgrass Development and the conversion of the Pony Express Assets into an oil pipeline serving the Bakken Shale and other nearby oil producing basins and (ii) the construction of an approximately 260-mile southward extension of the converted oil pipeline to provide deliveries to Cushing, Oklahoma. The converted pipeline and related expansion pipeline forming the Pony Express Project is expected to be placed in service in the second half of 2014.

•

the Trailblazer Pipeline, an approximately 439-mile interstate pipeline with a capacity of up to 862 MMcf/d, that transports natural gas from southeastern Wyoming to interconnections with the Natural Gas Pipeline Company of America and Northern Natural Gas Company pipeline systems in Nebraska; and

•

a 50% interest in, and operation of, the Rockies Express Pipeline, or the REX Pipeline, a modern approximately 1,698-mile natural gas pipeline with a long-haul design capacity of up to 1.8 Bcf/d, that extends from Opal, Wyoming and Meeker, Colorado to Clarington, Ohio.

We believe Tallgrass Development will offer us the opportunity to acquire substantially all of these remaining assets, but it is not obligated to do so.

Tallgrass Development is controlled by its general partner, Tallgrass Development GP, LLC, which is wholly-owned by Tallgrass GP Holdings, the sole owner of our general partner. Tallgrass Development is led by its President and Chief Executive Officer, David G. Dehaemers, Jr., and a management team with significant midstream energy experience. Additionally, a significant portion of the Kinder Morgan employees formerly involved in the operation of the assets acquired by Tallgrass Development are now employed by an affiliate of the general partner of Tallgrass Development. We also share a management team with Tallgrass Development and, as a result, will have access to strong commercial relationships throughout the energy industry and a broad operational, commercial, technical, risk management and administrative infrastructure.

In exchange for the assets contributed to the Partnership by Tallgrass Development, we will (i) issue to Tallgrass Development 11,250,000 common units and 16,200,000 subordinated units, representing a 66% limited partner interest in us (62% if the underwriters exercise in full their option to purchase additional common units), (ii) assume from Tallgrass Development approximately $400 million of indebtedness and (iii) pay to Tallgrass Development $85.5 million in cash as reimbursement for a portion of the capital expenditures made by Tallgrass Development to purchase the contributed assets, which Tallgrass Development acquired together with the Retained Assets for $1.8 billion.

At the closing of this offering, Tallgrass Development will own a 66% limited partner interest in us and its affiliates will own a 2% general partner interest in us and all of our IDRs. Upon the closing of this offering, we will enter into an omnibus agreement pursuant to which Tallgrass Development will grant us a right of first offer to acquire each of the Retained Assets. Other than these omnibus agreement provisions, Tallgrass Development is under no obligation, however, to offer to sell us additional assets or to pursue acquisitions jointly with us, and we are under no obligation to buy the Retained Assets or any such additional assets or pursue any such joint acquisitions. Given the significant ownership interests in us that will be retained by Tallgrass Development and its affiliates following this offering, we believe that they will be motivated to promote and support the successful execution of our business strategies, including through our potential acquisition of additional midstream assets from Tallgrass Development over time and the facilitation of accretive acquisitions from third parties. Tallgrass

•

Strategic infrastructure with close proximity to demand markets and supply sources. We believe our assets represent an important link to end-user markets in the Midwest and are well positioned to continue to capture growing natural gas volumes in the Denver-Julesburg Basin and the Niobrara and Mississippi Lime shale formations. The TIGT System primarily provides transportation and storage services to on-system customers such as LDCs and other industrial users, including ethanol plants, and irrigation and grain drying operations, which depend on the TIGT System’s interconnections to their facilities and a substantial majority of whom pay FERC-approved recourse rates. Approximately 65% of our transportation and storage revenue for the year ended December 31, 2012 was generated under contracts with on-system customers. In addition, over half of our remaining transportation and storage revenue during the year ended December 31, 2012 was generated by an off-system customer contracted through 2017. The TIGT System has 461 delivery points, including 15 interconnections with interstate pipelines and 446 interconnections with LDCs and other users. In addition, the TIGT System indirectly services more than 10,000 third party delivery points. We believe this substantial number of interconnections with other energy infrastructure assets contributes to making the TIGT System a strategic part of the flow of natural gas in the Midwest. In addition, we believe our transportation, storage and processing systems consist of high-quality assets that have been well maintained, resulting in efficient operations. As a result, we believe we have established a reputation in the midstream business as a reliable and cost-effective supplier of services to our customers and have a track record of safe and efficient operation of our facilities.

•

Relationship with Tallgrass Development. We believe that Tallgrass Development and its affiliates, as the owners of a 66% limited partnership interest in us, a 2% general partner interest in us and all of our IDRs are motivated to promote and support the successful execution of our principal business objective and to pursue projects that directly or indirectly enhance the value of our assets through, for example, the following:

•

Acquisition Opportunities. The Retained Assets held by Tallgrass Development, which include the Pony Express Project (following the Pony Express Abandonment), the Trailblazer Pipeline and a 50% interest in the REX Pipeline, are geographically diverse and of strategic interest to us and would complement our existing asset base by expanding and diversifying our cash flow sources. The Retained Assets are also positioned to serve high-growth natural gas, liquids and oil producing basins and shale formations, including the Denver-Julesburg, and Williston Basins and the Bakken, Marcellus and Utica shale formations. Upon the closing of this offering, we will enter into an omnibus agreement pursuant to which Tallgrass Development will grant us a right of first offer to acquire each of the Retained Assets. We also believe that our relationship with Tallgrass Development offers the opportunity for increased access to strategic acquisitions of complementary assets from third parties.

•

Executive team with significant industry and management expertise. Through our relationship with Tallgrass Development, we have a management team with significant expertise owning, developing and operating midstream assets, as well as significant relationships with participants across the natural gas supply chain. Additionally, our management team has a proven track record of successfully acquiring and developing midstream assets in a reliable and cost-effective manner. The members of our executive management team have collectively been involved in acquisitions in the midstream sector totaling over $10 billion.

•

Financial flexibility to pursue expansion and acquisition opportunities. We believe our cash flows, unused borrowing capacity, and access to debt and equity capital markets will provide us financial flexibility to competitively pursue acquisition and expansion opportunities. At the consummation of this offering, we expect to have approximately $175 million of available borrowing capacity under our revolving credit facility to fund acquisitions, expansions and working capital needs.

•

Incentivized management team. Members of our management team are strongly incentivized to grow our business and cash flows through their indirect 25% interest in our general partner, which will own our 2.0% general partner interest and all of our IDRs following this offering.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our units that will be owned upon the consummation of this offering by:

•	each person known by us to be a beneficial owner of more than 5% of the units;

•	each of the directors of our general partner;

•	each of the named executive officers of our general partner; and

•	all directors and executive officers of our general partner as a group.

The amounts and percentage of units beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all units shown as beneficially owned by them, subject to community property laws where applicable.

Percentage of total units to be beneficially owned after this offering is based on common units and subordinated units outstanding immediately following this offering. The table assumes that the underwriters’ option to purchase additional units is not exercised.

Name of Beneficial Owner(1)	Common Units To Be Beneficially Owned(2)	Percentage of Common Units To Be Beneficially Owned	Subordinated Units To Be Beneficially Owned	Percentage of Subordinated Units To Be Beneficially Owned	Percentage of Total Common and Subordinated Units To Be Beneficially Owned
Tallgrass Operations, LLC(3)	11,250,000	46%	16,200,000	100%	68%
David G. Dehaemers, Jr.	—	—	—	—	—
William R. Moler	—	—	—	—	—
Gary J. Brauchle	—	—	—	—	—
George E. Rider	—	—	—	—	—
Richard L. Bullock	—	—	—	—	—
Frank J. Loverro	—	—	—	—	—
Stanley de J. Osborne	—	—	—	—	—
Jeffrey A. Ball	—	—	—	—	—
John T. Raymond	—	—	—	—	—
All directors and executive officers as a group (nine persons)	—	—	—	—	—

*	An asterisk indicates that the person or entity owns less than one percent.
(1)	Unless otherwise indicated, the address for all beneficial owners in this table is c/o Tallgrass Energy Partners, LP, 6640 W. 143rd Street, Suite 200, Overland Park, Kansas 66223, Attn: General Counsel.
(2)	Does not include any units that may be purchased in our directed unit program. For further information regarding our directed unit program, please read “Underwriting.”
(3)	Tallgrass Development GP, LLC, as the general partner of Tallgrass Development, LP, which is the sole owner of Tallgrass Operations, LLC, has the sole voting and dispositive power with respect to the common units and the subordinated units owned by Tallgrass Operations, LLC. Tallgrass Development GP, LLC is controlled by its board of directors, which currently consists of the following: David G. Dehaemers, Jr., William R. Moler, Frank J. Loverro, Stanley de J. Osborne, Jeffrey A. Ball and John T. Raymond. Each of the members of the board of directors of Tallgrass Development’s general partner may be deemed to beneficially own the common units and the subordinated units owned by Tallgrass Operations, LLC; however each disclaims beneficial ownership.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

After this offering, Tallgrass Development will own common units and subordinated units representing a 66% limited partner interest in us. In addition, our general partner will own a 2.0% general partner interest in us and the IDRs.

Distributions and Payments to Our General Partner and Its Affiliates

The following information summarizes the distributions and payments made or to be made by us to our general partner and its affiliates in connection with our formation, ongoing operation and any liquidation. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.

Formation Stage

The aggregate consideration received by our general partner and its affiliates, including Tallgrass Development, for the contribution of certain assets and liabilities to us consists of:

•	11,250,000 common units;

•	16,200,000 subordinated units;

•	826,531 general partner units representing a 2.0% general partner interest;

•	all of the IDRs;

•	the assumption of approximately $400 million of indebtedness from Tallgrass Development; and

•	a cash payment of approximately $85.5 million to Tallgrass Development as reimbursement for certain capital expenditures made in connection with the contributed assets.

Operational Stage

Distributions of available cash to our general partner and its affiliates. We will generally make cash distributions 98.0% to unitholders pro rata, including Tallgrass Development as the holder of an aggregate of 11,250,000 common units and all of the subordinated units, and 2.0% to our general partner, as the holder of our general partner units. In addition, if distributions exceed the minimum quarterly distribution and other higher target levels, our general partner, as the holder of the IDRs, will be entitled to increasing percentages of the distributions, up to 48.0% of the distributions above the highest target level. Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, our general partner and its affiliates would receive an annual distribution of approximately $1.0 million on their general partner units and $31.5 million on their common and subordinated units.

Payments to our general partner and its affiliates. Neither our general partner nor Tallgrass Development’s general partner and its affiliates receive a management fee or other compensation for managing us. Our general partner and Tallgrass Development’s general partner and its affiliates are reimbursed, however, for all direct and indirect expenses incurred on our behalf pursuant to our partnership agreement and the omnibus agreement. Neither our partnership agreement nor the omnibus agreement limit the amount of expenses for which our general partner or Tallgrass Development’s general partner and its affiliates may be reimbursed. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us.

Withdrawal or removal of our general partner. If our general partner withdraws or is removed, its general partner interest and its IDRs will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read “The Partnership Agreement—Withdrawal or Removal of Our General Partner.”

The provisions of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon completion of this offering, our general partner and its affiliates will own approximately 68% of the outstanding common and subordinated units.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal office, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•

a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•

an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from, in any manner, being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

•	an amendment that our general partner determines to be necessary or appropriate for the authorization or issuance of additional partnership interests;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement or plan of conversion that has been approved under the terms of our partnership agreement;

•

any amendment that our general partner determines to be necessary or appropriate to reflect and account for the formation by us of, or our investment in, any corporation, partnership or other entity, in connection with our conduct of activities permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and any other changes that our general partner determines to be necessary or appropriate as a result of such change;

•

conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner if our general partner determines that those amendments:

•	do not adversely affect in any material respect the limited partners considered as a whole or any particular class of partnership interests as compared to other classes of partnership interests;

•

are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

90 days’ notice to the limited partners if at least 50% of the outstanding units are held or controlled by one person and its affiliates other than the general partner and its affiliates. In addition, the partnership agreement permits our general partner to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “—Transfer of General Partner Units” and “—Transfer of Incentive Distribution Rights.”

Upon voluntary withdrawal of our general partner by giving written notice to the other partners, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree to continue our business by appointing a successor general partner. Please read “—Termination and Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units voting as a separate class, and subordinated units, voting as a separate class. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s removal. At the closing of this offering, our general partner and its affiliates will own approximately 68% of the outstanding common and subordinated units.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist:

•

the subordinated units held by any person will immediately and automatically convert into common units on a one-for-one basis, provided (i) neither such person nor any of its affiliates voted any of its units in favor of the removal and (ii) such person is not an affiliate of the successor general partner; and

•	if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end.

In the event of removal of a general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and IDRs of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where a general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its IDRs for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner will become a limited partner and its general partner interest and its IDRs will automatically convert into common units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities,

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered hereby and assuming that the underwriters do not exercise their option to purchase additional common units, our general partner and its affiliates, including Tallgrass Development, will hold an aggregate of 11,250,000 common units and 16,200,000 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period. All of the common units and subordinated units held by Tallgrass Development are subject to the lock-up restrictions described below. The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.

Rule 144

The 13,050,000 common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act other than any units purchased in this offering through the directed unit program, which will be subject to the lock-up restrictions described below. Assuming all of the units reserved for issuance under the directed unit program are sold to participants in the program, 1,305,000 common units will be held by persons who have contractually agreed not to sell such units for 60 days following the date of this prospectus. None of the directors or officers of our general partner own any common units prior to this offering; however they may purchase common units through the directed unit program or otherwise. The directors and executive officers of our general partner have contractually agreed not to sell any units purchased under the directed unit program for 180 days. Additionally, any common units owned by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1.0% of the total number of the common units outstanding, which will equal approximately 243,000 units immediately after this offering; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144 without regard to the volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our Partnership Agreement and Registration Rights

Our partnership agreement provides that we may issue an unlimited number of partnership interests of any type without a vote of the unitholders. Any issuance of additional common units or other equity interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. See “The Partnership Agreement—Issuance of Additional Securities.”

Under our partnership agreement, our general partner and its affiliates have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold, which, immediately after this offering, will equal 11,250,000 common units and 16,200,000 subordinated units. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units or other partnership securities to require registration of any of these units or other partnership securities and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner will continue to have these registration

UNDERWRITING

Barclays Capital Inc. and Citigroup Global Markets Inc. are acting as representatives of the underwriters, and Barclays Capital Inc., Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc. are acting as joint book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below has severally agreed to purchase from us the respective number of common units shown opposite its name below:

Underwriters	Number of Common Units
Barclays Capital Inc.
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Deutsche Bank Securities Inc.
Credit Suisse Securities (USA) LLC
Morgan Stanley & Co. LLC
RBC Capital Markets, LLC
Wells Fargo Securities, LLC
Robert W. Baird & Co. Incorporated
Stifel, Nicolaus & Company, Incorporated

Total	13,050,000

The underwriting agreement provides that the underwriters’ obligation to purchase the common units depends on the satisfaction of the conditions contained in the underwriting agreement including:

•

the obligation to purchase all of the common units offered hereby (other than those common units covered by their option to purchase additional common units as described below), if any of the common units are purchased;

•	the representations and warranties made by us, our general partner and Tallgrass Development to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we, our general partner and Tallgrass Development deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the common units.

	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

We will pay a structuring fee equal to an aggregate of 0.50% of the gross proceeds from this offering (including any proceeds from the exercise of the option to purchase additional common units) to Barclays Capital Inc. and Citigroup Global Markets Inc. for the evaluation, analysis and structuring of our partnership.

The representatives of the underwriters have advised us that the underwriters propose to offer the common units directly to the public at the public offering price on the cover of this prospectus and to selected dealers,

which may include the underwriters, at such offering price less a selling concession not in excess of $         per common unit. After the offering, the representatives may change the offering price and other selling terms. Sales of common units made outside of the United States may be made by affiliates of the underwriters. The offering of the common units by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We estimate that the expenses of this offering incurred by us will be approximately $4,787,000 (excluding underwriting discounts and commissions and structuring fees).

Option to Purchase Additional Common Units

We have granted the underwriters an option exercisable for 30 days after the date of the underwriting agreement, to purchase, from time to time, in whole or in part, up to an aggregate of 1,957,500 additional common units at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 13,050,000 common units in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional common units based on the underwriter’s underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

Lock-Up Agreements

We, our general partner and its affiliates, including Tallgrass Development, and the directors and executive officers of our general partner have agreed that, without the prior written consent of Barclays Capital Inc. and Citigroup Global Markets Inc., we and they will not directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any of our common units (including, without limitation, common units that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and common units that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common units (other than (i) the common units being sold in this offering, (ii) common units issued pursuant to employee benefit plans, qualified option plans or other employee compensation plans existing on the date hereof; provided, that any recipient of such common units must agree in writing to be bound by these provisions for the remaining term of the lock-up period, (iii) common units or any securities that are convertible or exchangeable into common units pursuant to an effective registration statement that is filed on Form S-8 pursuant to clause (3) below), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common units, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any common units or securities convertible, exercisable or exchangeable into common units or any of our other securities (other than any registration statement on Form S-8) or (4) publicly disclose the intention to do any of the foregoing for a period of 180 days after the date of this prospectus.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of the material event unless such extension is waived in writing by Barclays Capital Inc. and Citigroup Global Markets Inc.

TALLGRASS ENERGY PARTNERS

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Introduction

The unaudited pro forma financial statements of Tallgrass Energy Partners, LP (the Partnership) as of and for the year ended December 31, 2012, are derived from the historical audited financial statements of the Predecessor Entities, our predecessor for accounting purposes set forth elsewhere in this prospectus and are qualified in their entirety by reference to such historical financial statements and related notes contained therein. These pro forma financial statements have been prepared to reflect the formation, initial public offering (the Offering) and related transactions of the Partnership. We refer to the Predecessor Entities as Tallgrass Energy Partners Pre-Predecessor, or TEP Pre-Predecessor, for periods prior to their acquisition from Kinder Morgan on November 13, 2012, and as Tallgrass Energy Partners Predecessor, or TEP Predecessor, beginning on November 13, 2012.

In connection with the closing of this Offering, Tallgrass Development, LP will contribute all of the membership interests in Tallgrass Interstate Gas Transmission, LLC and Tallgrass Midstream, LLC, to the Partnership, which contribution will be recorded at historical cost as it is considered to be a reorganization of entities under common control. The pro forma adjustments have been prepared as if the transactions to be effected at the closing of this offering had taken place on December 31, 2012, in the case of the pro forma balance sheet, and as of January 1, 2012, in the case of the pro forma income statement for the year ended December 31, 2012. The unaudited pro forma financial statements have been prepared on the assumption that the Partnership will be treated as a partnership for federal income tax purposes. The unaudited pro forma financial statements should be read in conjunction with the notes accompanying such unaudited pro forma financial statements and with the historical financial statements and related notes set forth elsewhere in this prospectus.

The unaudited pro forma balance sheet and the unaudited pro forma statements of income were derived by adjusting the historical financial statements of the Predecessor Entities. The adjustments are based upon currently available information and certain estimates and assumptions. Actual effects of these transactions may differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments are factually supportable and give appropriate effect to those assumptions and are properly applied in the unaudited pro forma financial data.

The unaudited pro forma financial statements give pro forma effect to the following adjustments, among others:

•

contribution of assets from Tallgrass Development accounted for as transactions between entities under common control. The adjustments reflect the fair value recognized at Tallgrass Development at the time of its acquisition of the Predecessor Entities on November 13, 2012;

•	the contribution by Tallgrass Development of all of the partnership interests in Tallgrass Interstate Gas Transmission, LLC and Tallgrass Midstream, LLC to us;

•	the repayment by us of $400 million of assumed debt owed by a subsidiary of Tallgrass Development;

•	the issuance to a subsidiary of Tallgrass Development of common units and subordinated units, representing an aggregate 66% limited partner interest in us;

•	the issuance to our general partner of general partner units representing a 2.0% general partner interest in us and all of our IDRs;

•	the issuance of common units to the public in this offering, representing a 32% limited partner interest in us;

•	our entry into a new $400 million revolving credit facility; and

TALLGRASS ENERGY PARTNERS

UNAUDITED PRO FORMA BALANCE SHEET

December 31, 2012

	Predecessor Historical	Pro Forma Adjustments		Pro Forma As Adjusted
ASSETS

Current assets
Cash and cash equivalents	$—	$287,100	(b)	$—
		(17,944)	(c)
		(4,787)	(d)
		(3,900)	(e)
		225,000	(f)
		(485,469)	(g)
Accounts receivable	24,311	—		24,311
Gas imbalances	1,282	—		1,282
Inventories	2,204	—		2,204
Derivative assets at fair value	224	—		224
Prepayments	47	—		47

Total current assets	28,068	—		28,068
Property, plant, and equipment, net	669,476	—		669,476
Goodwill	301,852	—		301,852
Deferred Finance costs	13,352	(13,352)	(g)	—
Other deferred charges	23,066	3,900	(e)	26,966

Total Assets	$1,035,814	$(9,452)		$1,026,362

LIABILITIES AND MEMBER’S EQUITY

Current Liabilities
Accounts payable	$36,883	$—		$36,883
Gas imbalances	1,250	—		1,250
Derivative liabilities at fair value	23	—		23
Accrued taxes	3,465	(200)	(h)	3,265
Current portion of long-term debt	4,000	(4,000)	(g)	—
Accrued other current liabilities	26,233	—	(a)(g)	26,233

Total current liabilities	71,854	(4,200)		67,654

Long-term debt	390,491	225,000	(f)	225,000
		(396,000)	(g)
		5,509	(g)
Other Long-term Liabilities and Deferred Credits	1,635	—		1,635

Members’ equity/partners’ capital
Parent’s net investment	571,834	(85,469)	(a)	—
		200	(h)
		(486,565)	(i)
Common unitholders—public (13,050,000 units issued and outstanding)	—	287,100	(b)	257,729
		(17,944)	(c)
		(4,787)	(d)
		(1,939)	(g)
		(4,701)	(g)
Common units, subordinated units and general partner interest—Tallgrass Development	—	486,565	(i)	474,344
		(3,570)	(g)
		(8,651)	(g)

Total members’ equity/partners’ capital	571,834	160,239		732,073

Total Liabilities and members’ equity/partners’ capital	$1,035,814	$(9,452)		$1,026,362

TALLGRASS ENERGY PARTNERS

UNAUDITED PRO FORMA STATEMENT OF INCOME

For the Year Ended December 31, 2012

	Period From Jan 1 to Nov 12, 2012	Period From Nov 13 to Dec 31, 2012	Basis Adjustment	Combined	Pro Forma Adjustments		Pro Forma As Adjusted
Revenues
Natural gas liquid sales	$106,355	$18,554	$—	$124,909	$—		$124,909
Natural gas sales	15,634	1,910	—	17,544	—		17,544
Transportation services	93,214	13,102	—	106,316	—		106,316
Other operating revenues	5,089	1,722	—	6,811	—		6,811

Total Revenues	220,292	35,288	—	255,580	—		255,580

Operating Costs and Expenses
Cost of sales and transportation services	98,585	17,711	—	116,296	—		116,296
Operations and maintenance	32,768	3,940	—	36,708	—		36,708
Depreciation and amortization	20,647	4,086	2,842	27,575	—		27,575
General and administrative	11,318	7,133	—	18,451	—		18,451
Taxes, other than income taxes	6,861	1,107	—	7,968	—		7,968

Total Operating Costs and Expenses	170,179	33,977	2,842	206,998	—		206,998

Operating Income	50,113	1,311	(2,842)	48,582	—		48,582

Other Income (Expense)
Interest (expense) income, net	1,661	(3,201)	—	(1,540)	(1,436)	(e)	(9,103)
					(9,563)	(f)
					3,436	(j)
					—
Other income (expense)	1	482	—	483	—		483

Total Other Income (Expense)	1,662	(2,719)	—	(1,057)	(7,563)		(8,620)

Income (loss) before Income Taxes	51,775	(1,408)	(2,842)	47,525	(7,563)		39,962

Texas Margin Taxes	279	—	—	279	(279)	(h)	—

Net Income (Loss)	$51,496	$(1,408)	$(2,842)	$47,246	$(7,284)		$39,962

General partner interest in net income							$799
Common unitholders’ interest in net income							$23,498
Subordinated unitholders’ interest in net income							$15,665
Net income per common unit (basic and diluted)							$0.97
Net income per subordinated unit (basic and diluted)							$0.97

Weighted average number of limited partners’ units outstanding
Common units							24,300,000
Subordinated units							16,200,000

NOTES TO UNAUDITED PRO FORMA FINANCIAL DATA

1. Basis of Presentation, Transactions and this Offering

The historical financial information is derived from the audited historical financial statements of the Predecessor that are included elsewhere in this prospectus. The pro forma adjustments have been prepared as if this offering and the transactions described in this prospectus had taken place on December 31, 2012, in the case of the pro forma balance sheet, and as of January 1, 2012, in the case of the pro forma statements of operations for the year ended December 31, 2012. The adjustments are based on currently available information and certain estimates and assumptions and therefore the actual effects of these transactions will differ from the pro forma adjustments.

2. Pro Forma Adjustments and Assumptions

The adjustments are based on currently available information and certain estimates and assumptions and therefore the actual effects of these transactions will differ from the pro forma adjustments. A general description of these transactions and adjustments is provided as follows:

a)	The required reimbursement of $85.5 million for a portion of the capital expenditures made by Tallgrass Development to purchase the contributed assets, which is expected to be fully paid with net proceeds from the offering and borrowings under the revolving credit facility as described in notes f) and g) below.

b)	The gross proceeds of $287.1 million from the issuance and sale of 13,050,000 common units at an initial public offering price of $22.00 per unit. If the underwriters were to exercise their option to purchase additional common units in full, gross proceeds to the Partnership would equal $330.2 million.

c)	The payment of estimated underwriting discounts and commissions and structuring fees.

d)	The payment of offering expenses other than those discussed in Note c).

e)	The payment of an estimated $3.9 million of fees and expenses on the Partnership’s revolving credit facility, which will be amortized over the life of the facility, and an estimated $0.6 million of annual commitment fees assuming that $225 million is undrawn at the closing of this offering with a rate of 0.375% or unfunded commitments. In total, the amortization and commitment fees are estimated to be $1.4 million for the year ended December 31, 2012.

f)	The proceeds of the estimated $225 million to be borrowed at closing of this offering and the corresponding payment of interest expense on the Partnership’s revolving credit facility at an assumed interest rate on funded borrowings of 4.25%.

g)	The $485.5 million payment of net proceeds from this offering to a subsidiary of Tallgrass Development, representing repayment of $400 million of debt, inclusive of $5.5 million of unamortized discount, and reimbursement of capital expenditures of $85.5 million as described in Note a).

h)	The elimination of the impact of Texas Margin Tax as the Partnership is a non-taxable entity and does not have any operations in Texas that would result in the applicability of Texas Margin Tax. As of December 31, 2012, $0.2 million adjustment to accrued taxes eliminates the current liability for this income-based tax. The remaining balance in accrued taxes as of December 31, 2012 primarily relates to property taxes.

i)	Reflects the conversion of the adjusted parent net investment in the Predecessor of $487 million to common and subordinated units and the 2.0% general partner interest in the Partnership.

j)	The elimination of interest expense, amortization of deferred financing costs and amortization of discount on debt assumed in connection with the acquisition of the Predecessor Entities by Tallgrass Development on November 13, 2012 because this debt is expected to be repaid at the closing of this offering as described in g) above.

3. Pro Forma Net Income per Unit

Pro forma net income per unit is determined by dividing the pro forma net income that would have been allocated, in accordance with the net income and loss allocation provisions of the partnership agreement, to the common and subordinated unitholders under the two-class method, after deducting the general partner’s interest of 2% in the pro forma net income, by the number of common and subordinated units expected to be outstanding at the closing of this offering. For purposes of this calculation, we assumed that (1) the initial quarterly distribution was made to all unitholders for each quarter during the periods presented and (2) the number of units outstanding was 24,300,000 common units and 16,200,000 subordinated units. The common and subordinated unitholders represent 98% limited partner interests. All units were assumed to have been outstanding since January 1, 2012. Basic and diluted pro forma net income per unit are equivalent as there are no dilutive units at the date of closing of the initial public offering of the common units of the Partnership. Pursuant to the partnership agreement, to the extent that the quarterly distributions exceed certain targets, the general partner is entitled to receive certain incentive distributions that will result in more net income proportionately being allocated to the general partner than to the holders of common and subordinated units. The pro forma net income (loss) per unit calculations assume that no incentive distributions were made to the general partner because no such distribution would have been paid based upon the pro forma available cash from operating surplus for the period.

TALLGRASS ENERGY PARTNERS PREDECESSOR

AND TALLGRASS ENERGY PARTNERS PRE-PREDECESSOR

COMBINED STATEMENTS OF INCOME

(In Thousands)

	TEP Predecessor	TEP Pre-Predecessor
	Period from November 13 to December 31, 2012	Period from January 1 to November 12, 2012	Year Ended December 31, 2011
Revenues:
Natural gas liquid sales	$18,554	$106,355	$151,627
Natural gas sales	1,910	15,634	28,339
Transportation services	13,102	93,214	123,018
Other operating revenues	1,722	5,089	4,059

Total Revenues	35,288	220,292	307,043

Operating Costs and Expenses:
Cost of sales and transportation services (exclusive of depreciation and amortization shown below)	17,711	98,585	146,069
Operations and maintenance	3,940	32,768	37,345
Depreciation and amortization	4,086	20,647	22,726
General and administrative	7,133	11,318	16,044
Taxes, other than income taxes	1,107	6,861	9,360

Total Operating Costs and Expenses	33,977	170,179	231,544

Operating Income	1,311	50,113	75,499

Other Income (Expense):
Interest (expense) income, net	(3,201)	1,661	2,101
Other income	482	1	203

Total Other Income (Expense)	(2,719)	1,662	2,304

Income (Loss) Before Income Taxes	(1,408)	51,775	77,803
Texas Margin Taxes	—	279	296

Net Income (Loss) to Member	$(1,408)	$51,496	$77,507

Unaudited pro forma basic earnings (loss) per common unit (Note 2)	$(0.04)
Unaudited pro forma diluted earnings (loss) per common unit (Note 2)	$(0.04)

The accompanying notes are an integral part of these combined financial statements.

eliminated in the presentation. Net equity distributions of the Predecessor Entities included in the Combined Statements of Equity and Combined Statements of Cash Flows represent transfers of cash as a result of TD and KMI’s centralized cash management systems (described below).

The accompanying combined financial statements for TEP Predecessor as of December 31, 2012 and for the period from November 13, 2012 to December 31, 2012, and for TEP Pre-Predecessor as of December 31, 2011 and for the period from January 1, 2012 to November 12, 2012 and for the year ended December 31, 2011, are presented on a “held in use” basis. The combined financial statements were prepared in contemplation of the Predecessor Entities being contributed by TD to Tallgrass Energy Partners, LP (“TEP”), an entity formed on February 6, 2013 that is expected to initiate an initial public offering in 2013. TD’s conveyance of TIGT and TMID to TEP will be accounted for as a transfer of businesses between entities under common control in accordance with ASC 805. The combined financial statements for TEP Predecessor for the period from November 13, 2012 to December 31, 2012 reflect certain purchase accounting adjustments pursuant to the acquisition of TIGT and TMID as discussed in Note 1 – Description of Business. The TEP Predecessor’s financial data as presented on the combined statements of income, comprehensive income and cash flows and the combined balance sheets have been separated from the TEP Pre-Predecessor’s financial data by a bold black line.

Supplemental Pro Forma Information (Unaudited)

Staff Accounting Bulletin 1.B.3 requires that certain distributions to owners prior to or concurrent with an initial public offering be considered as distributions in contemplation of that offering. Upon completion of TEP’s proposed initial public offering, TEP estimates that it will distribute approximately $85.5 million to TD as reimbursement for a portion of capital expenditures made by TD to purchase the contributed assets, which Tallgrass Development acquired together with the Retained Assets for $1.8 billion. In addition, we estimate that $15.3 million of net distributions will be paid from the contributed entities to Tallgrass Development from the period from January 1, 2013 through the completion of this offering. Distributions from the contributed entities were approximately $18.1 million for the period from January 1, 2013 through March 31, 2013. For the period from April 1, 2013 through the completion of this offering, we are projecting that Tallgrass Development will make a capital contribution of approximately $2.8 million to the contributed entities. The supplemental pro forma balance sheet as of December 31, 2012 gives pro forma effect to these assumed distributions as though they had been declared and were payable as of that date.

Unaudited basic and diluted pro forma earnings per common unit assumed 16,200,000 subordinated units and 15,135,000 common units were outstanding for the year ended December 31, 2012. The common units consist of 11,250,000 common units retained by Tallgrass Development plus an additional 3,885,000 common units, which is the number of common units that we would have been required to issue to fund the $85.5 million capital reimbursement distribution to TD. The number of common units that we would have been required to issue to fund the $85.5 million distribution was calculated by dividing the $85.5 million of distributions in excess of earnings by an estimated issuance price of $22.00. There were no potential common units outstanding to be considered in the pro forma diluted earnings per unit calculation.

Use of Estimates

Certain amounts included in or affecting these combined financial statements and related disclosures must be estimated, requiring management to make certain assumptions with respect to values or conditions which cannot be known with certainty at the time the financial statements are prepared. These estimates and assumptions affect the amounts reported for assets and liabilities, the revenues and expenses during the reporting period, and the disclosure of contingent assets and liabilities at the date of the financial statements. Management evaluates these estimates on an ongoing basis, utilizing historical experience, consultation with experts and other

Tallgrass Energy Partners, LP

13,050,000 Common Units

Representing Limited Partner Interests

Prospectus

                    , 2013

Barclays

Citigroup

BofA Merrill Lynch

Deutsche Bank Securities

Credit Suisse

Morgan Stanley

RBC Capital Markets

Wells Fargo Securities

Baird

Stifel

Through and including                     , 2013 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

Set forth below are the expenses (other than underwriting discounts and the structuring fee) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee, the FINRA filing fee and the NYSE listing fee, the amounts set forth below are estimates.

SEC registration fee	$42,988
FINRA filing fee	$47,774
NYSE listing fee	$125,000
Printing and engraving expenses	$485,000
Fees and expenses of legal counsel	$1,500,000
Accounting fees and expenses	$1,000,000
Transfer agent and registrar fees	$4,000
Miscellaneous	$1,582,238

Total	$4,787,000

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

Tallgrass Energy Partners, LP

Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against any and all claims and demands whatsoever. The section of the prospectus entitled “The Partnership Agreement—Indemnification” discloses that we will generally indemnify officers, directors and affiliates of our general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by reference.

The underwriting agreement to be entered into in connection with the sale of the securities offered pursuant to this registration statement, the form of which will be filed as an exhibit to this registration statement, provides for indemnification of the underwriters and their officers and directors by Tallgrass Energy Partners, LP, our general partner and our subsidiaries for certain liabilities under the Securities Act.

Tallgrass MLP GP, LLC

Subject to any terms, conditions or restrictions set forth in the limited liability company agreement, Section 18-108 of the Delaware Limited Liability Company Act empowers a Delaware limited liability company to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.

Under the limited liability agreement of our general partner, in most circumstances, our general partner will indemnify the following persons, to the fullest extent permitted by law, from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings (whether civil, criminal, administrative or investigative):

•	any person who is or was an affiliate of our general partner (other than us and our subsidiaries);

•	any person who is or was a member, partner, officer, director, employee, agent or trustee of our general partner or any affiliate of our general partner;